SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2007

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	2007 Interim Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12, 2007

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington Executive Director

Exhibit 1.1

Interim Report 2007

Building Strength Powering Growth

Hutchison Telecommunications International Limited (SEHK Stock Code: 2332 / NYSE Ticker: HTX)

Hutchison Telecommunications International Limited

Corporate Information

Board of Directors

Chairman

FOK Kin-ning, Canning, BA, DFM, CA (Aus)

Executive Directors

Dennis Pok Man LUI, BSc

    Chief Executive Officer

Tim Lincoln PENNINGTON, BA

    Chief Financial Officer

Non-executive Directors

Frank John SIXT, MA, LLL

Michael John O’CONNOR, MA

Aldo MAREUSE, BSc

Independent Non-executive Directors

KWAN Kai Cheong, BA, CA (Aus)

John W STANTON, BA, MBA

Kevin WESTLEY, BA, FCA

Alternate Directors

CHOW WOO Mo Fong, Susan, BSc

    (Alternate to Fok Kin-ning, Canning and Frank John Sixt)

Amr EL-BAYOUMI, BSc, JD

    (Alternate to Michael John O’Connor)

Ragy SOLIMAN, LLB, MA

    (Alternate to Aldo Mareuse)

CHAN Ting Yu, LLB, BA, PCLL

    Corporate Development Director

    (Alternate to Dennis Pok Man Lui)

WOO Chiu Man, Cliff, BSc

    Chief Technology Officer

    (Alternate to Tim Lincoln Pennington)

Audit Committee

Kevin WESTLEY (Chairman)

KWAN Kai Cheong

John W STANTON

Remuneration Committee

FOK Kin-ning, Canning (Chairman)

KWAN Kai Cheong

Kevin WESTLEY

Company Secretary

Edith SHIH, BSE, MA, MA, EdM, Solicitor, FCS, FCIS

Qualified Accountant

Nicky Chi Hung LEE, BA, CPA (HK)

Auditor

PricewaterhouseCoopers

Principal Bankers

ABN AMRO Bank N.V.

The Hongkong and Shanghai Banking Corporation Limited

Standard Chartered Bank (Hong Kong) Limited

1

Contents

•	Corporate Information

2	Operational Highlights

3	Chairman’s Statement

10	Group Capital Resources and Other Information

16	Disclosure of Interests

25	Corporate Governance

26	Report on Review of Interim Financial Report

27	Condensed Consolidated Income Statement

28	Condensed Consolidated Balance Sheet

29	Condensed Consolidated Cash Flow Statement

31	Condensed Consolidated Statement of Recognised Income and Expense

32	Notes to the Condensed Consolidated Interim Accounts

•	Information for Shareholders

2	Hutchison Telecommunications International Limited	Interim Report 2007

Operational Highlights

■	Mobile customer base from continuing operations continues to grow, up 15% year-on-year to 6.8 million worldwide

■	12% increase in turnover to HK$9,639 million

■	15% increase in EBITDA to HK$2,810 million

■	India operations treated as discontinued operations and HK$69,343 million gain on disposal recorded

■	Including the gain on disposal, profit to equity holders is HK$70,088 million

■	Like for like increase in profit from continuing operations attributable to equity holders to HK$57 million from a loss of HK$(676) million

Interim Report 2007	Hutchison Telecommunications International Limited	3

Chairman’s Statement

The first half of 2007 has been a transformational period for Hutchison Telecom. We exited from the operations we built in India closing a highly successful chapter in the Company’s history, whilst opening a new chapter with the launch of operations in Indonesia and Vietnam.

In May 2007 we announced the completion of the sale to Vodafone of CGP Investments (Holdings) Limited (“CGP”), a company that held our entire interests in Hutchison Essar Limited (“Hutchison Essar”) for a consideration of US$11.1 billion (approximately HK$86.6 billion) plus the assumption of approximately US$2.0 billion (HK$15.6 billion) of debt. This was a landmark transaction which allowed the Group to crystallise a gain to shareholders of HK$69.3 billion. As a result the Company took the opportunity to pay a special dividend to shareholders of HK$6.75 per share on 29 June 2007. Through this special dividend I am proud that in the space of less than three years from listing shareholders have had a cash return in excess of the initial cost of the shares at IPO. Not only have we been able to secure in excess of 100% return of the initial investment, shareholders continue to own one of the best capitalised telecommunications companies in the region with an existing group of businesses that generates strong operating cashflow and a group of new and young businesses that offers exciting growth opportunities.

In the first half we started operations in both Indonesia and Vietnam. Indonesia has started very well for us; we have good coverage in Java including Jakarta and Bali and have extended service to Batam. Customers can join our service in more than 52,000 outlets and in the first months of operations we achieved over one million activations. Vietnam has had a slower start, reflecting a different distribution model and the relative speed with which that can be built. In Vietnam we have network presence in all 64 provinces covering key cities. Since launch, we have achieved over 160,000 activations and plans are in place to focus more closely on the major growth areas in the market.

As well as the focus on our new operations, our existing businesses have performed extremely well during the first half of 2007. Partner Communications Company Ltd. (“Partner”) in Israel has once again exceeded expectations and delivered strong results as has our operation in Sri Lanka. The operations in Hong Kong have continued to make progress in both the fixed and the mobile businesses, and we once again saw solid earnings improvement. Both Ghana and Thailand continue to face challenges in their businesses and we have commenced a strategic review of both businesses to see if there are options to significantly improve the medium-term expectations from each of these businesses.

Dividend Policy and Future Strategy

Earlier this year we said that we would review the dividend policy for the Group. In setting the policy for 2008 the Board has had to balance the needs of the Company to garner continued growth opportunities with returns to shareholders. Against this background we have set the dividend policy for 2008 at a minimum of 30% of the Group’s profit attributable to equity holders of the Company adjusted for foreign exchange gains or losses, abnormal items and acquisitions or disposals.

The Company has paid a special dividend of HK$6.75 per share on 29 June 2007 and the Board is not expecting to announce a further dividend in 2007.

Following the special dividend and after costs and expenses and the repayment of some debt, the Company retained approximately HK$40 billion (approximately US$5 billion) of cash available for reinvestment. The Company has earmarked this for investment in telecommunications assets. Our primary focus remains on mobile technologies but we see opportunities in fixed-line technologies especially where they complement existing operations more typically in the more developed markets. Whilst we expect more opportunities to arise in the Asian region we will not rule out other geographies although we will not seek opportunities in the developed markets of Europe, North America and Australasia where we have a non-competition agreement with our parent company Hutchison Whampoa Limited (“HWL”). We also have a non-competition agreement with Vodafone in India, and we have ruled out South America as a suitable market for opportunities. We have a tried and tested model for running our businesses based on having management and financial control focused on growth markets with economic, political and regulatory environments that facilitate our objectives; and the ability to achieve an above-average rate of return. We focus on building a high-quality network, bringing innovation to product and delivering services through a cost-efficient business model. These principles have served us well in the past and will not change in the future.

On the basis of our capital strength, track record and expertise I am very confident that attractive opportunities will present themselves for the continued development of the Company. We are, however, at a particular point in the asset cycle where we view many opportunities as too expensive and as a result we cannot be sure that suitable opportunities for the Group will present themselves. In these circumstances the Board will review the capital structure of the Company at the end of 2008 if there have been no major investments made at that time.

4	Hutchison Telecommunications International Limited	Interim Report 2007

Chairman’s Statement

Results

The Group’s unaudited profit attributable to equity holders in the first six months of 2007 was HK$70,088 million comprising HK$57 million from continuing operations and HK$70,031 million or HK$14.68 per share from discontinued operations. This compares with HK$2 million in the same period last year comprising a loss from continuing operations of HK$676 million and a profit from discontinued operations of HK$678 million. The basic earnings per share in the first six months of 2007 was HK$14.69 compared with HK$0.00 in the same period last year, mainly attributable to the one-time profit on disposal of discontinued operations which contributed HK$69,343 million to the profit attributable to equity holders.

During the six months ended 30 June 2007, the Company declared a special cash dividend of HK$6.75 per share, or approximately HK$32,234 million in aggregate, which was paid on 29 June 2007 out of the proceeds from the disposal of CGP. The Company did not declare any dividends for the six months ended 30 June 2006.

Group Review

Financial Results for the Six Months Ended 30 June 2007

Turnover from continuing operations increased 12.3% to HK$9,639 million in the first six months of 2007, compared with HK$8,581 million in the same period last year, driven by growth in our customer base which increased 15% year-on-year to 6.8 million, higher usage and an increase in content and data revenues from Israel and Hong Kong. In addition, the appreciation of the New Israeli Shekel against the Hong Kong dollar also played a role in the higher reported group turnover in Hong Kong dollar terms.

Turnover from Israel represented 56.2% of the Group’s total turnover whilst Hong Kong and Macau accounted for 36.5% (of which mobile operations accounted for 24.1% and fixed-line operations 12.4%), Thailand 5.1% and “Others” 2.2%.

In the first six months of 2007 the Group increased its Earnings Before Interest, Taxation, Depreciation and Amortisation (“EBITDA”) by 15.0% to HK$2,810 million, compared with HK$2,443 million in the same period last year. Excluding operations in Thailand and start-up operations, all of the Group’s businesses recorded an increase in EBITDA, with a particularly strong contribution from Israel. There was also a strong increase in EBITDA from both the mobile and fixed-line operations in Hong Kong. This was offset in part by start-up losses in Vietnam and Indonesia. As a percentage of turnover, EBITDA was 29.2% in the first six months in 2007, compared with 28.5% in the same period last year.

The Group recorded an operating profit of HK$832 million, representing an increase of 54.6% from HK$538 million in first half of 2006. During the period the Group turned to having net cash on its balance sheet as a result of the sale of CGP. As a result the Group generated interest income of HK$628 million which turned profit before taxation from continuing operations positive to HK$663 million from a loss of HK$300 million in the first half of 2006.

Taxation expenses increased to HK$322 million in the first six months of 2007 as a result of higher levels of profitability in Israel. Profit from continuing operations was HK$341 million in the first half of 2007 compared with a loss of HK$562 million in the same period last year.

On 11 February 2007, the Company entered into an agreement to sell its entire interest in CGP. Accordingly, the results of the Group’s Indian mobile telecommunications operation were presented as discontinued operations in accordance with HKFRS 5 “Non-current assets held for sale and discontinued operations”. In the first half of 2007, the Group recorded profit from discontinued operations of HK$70,502 million (comprising HK$1,159 million profit of discontinued operations up to 8 May 2007, the date of disposal and HK$69,343 million one-time profit on disposal of discontinued operations). The Group recorded a profit on discontinued operations of HK$1,206 million in the first half of 2006.

Largely as a result of the profit on disposal, the Group recorded a profit for the period of HK$70,843 million in first six months of 2007 compared with HK$644 million in the same period last year. Profit attributable to shareholders was HK$70,088 million (including the one-time profit on disposal) compared with HK$2 million in the first half of 2006.

Operations Review

Indonesia

We launched operations in Indonesia in the first half of 2007 under the global “3” brand. The initial phase of any mobile service involves optimisation of the network and the business but we have generally been pleased with the initial results.

During the first half of 2007 we continued to expand our network coverage and now cover Java including Jakarta and Bali as well as Batam. We continue to rapidly deploy the network and expect to cover the whole of Sumatra by the end of 2007 and Sulawesi and Kalimantan in 2008.

Interim Report 2007	Hutchison Telecommunications International Limited	5

Chairman’s Statement

By the end of June we had activated over 1 million customers, which exceeded our initial expectations for the operations. In the cities where we have launched our services, we were able to gain retail presence through 52,000 outlets and garner a double-digit market share of gross customer additions. It is too early to comment on average revenue per user (“ARPU”) and we will review whether the Group’s policy on customer recognition is appropriate for Indonesia. This will be completed when we report our standard KPIs in Q3 2007.

During the first six months of 2007, we continued the efforts commenced in 2006 to contain start-up losses through implementation of a very tight operating cost structure with a majority of cross-functional business elements outsourced to leading global service providers. Cost structures have been aligned to grow with future revenue growth.

Loss Before Interest, Taxation, Depreciation and Amortisation (“LBITDA”) was HK$138 million in the first six months of 2007, compared to HK$63 million for the same period last year and we recorded an operating loss of HK$139 million. At the present time the results for the Indonesia operations are reported under “Others” in the segmental information.

Capital expenditure in the first half was HK$66 million which continues to lag our plan. However, the network is being built under a turnkey contract where the costs incurred are capitalised only when acceptance milestones have been achieved. This means that the recognition of capital expenditure will be typically deferred. We expect several milestones to be reached in the second half and therefore have made no change to capital expenditure guidance for the year of HK$3,000 million to HK$4,000 million for the full year 2007.

The network roll-out is further supported by a vendor financing facility and outstanding debt stood at HK$848 million at the end of June 2007. In addition during the period the operation made an anticipated funding call of HK$749 million of which the Group contributed HK$468 million.

With the introduction of innovative and cost effective services, we are confident that Indonesia will be one of our principal growth markets in the years to come.

Vietnam

During the first half of 2007 we launched our Vietnam operations under the specially designed “HT Mobile” brand. We are Vietnam’s newest nationwide mobile communications service provider operating a CDMA2000 network with presence in all 64 provinces in Vietnam.

Vietnam is one of the most vibrant and high growth economies in the region. The launch of HT Mobile marks a significant step forward towards Hutchison Telecom’s vision of achieving growth through investments in high potential markets. HT Mobile will provide Vietnamese customers with advanced wireless voice and high-speed multi-media data services with attractive and flexible call plans.

Activations exceeded 160,000 during our first months of operation. Deployment delays in the build-out of company-owned and franchise dealer stores as well as a limited range of handsets have been the main causes for this slower-than-expected level of activations. Management is focusing on broadening the distribution network and has started to introduce handsets better aligned to the needs of the market. It is too early to comment on ARPU and we are reviewing whether the Group’s policy on customer recognition is appropriate for Vietnam. This will be completed when we report our standard KPIs in Q3 2007.

LBITDA was HK$98 million in the first six months of 2007, compared to HK$21 million for the same period last year and we recorded an operating loss of HK$114 million. At present, Vietnam’s results are reported under “Others” in the segmental information.

Capital expenditure in the first half was HK$570 million. Keeping in mind that the other service providers in the market have considerably ramped up their network expansions and coverage is a key marketing factor, we have reviewed our rollout plans and decided to accelerate coverage expansion and to substantially ramp up the speed of the network build-out. As a result we have revised the guidance on the capital expenditure for 2007 from HK$1,000 million to HK$1,500 million for the full year.

Hutchison Telecom operates under a Business Cooperation Contract (“BCC”) with Hanoi Telecommunications Joint Stock Company which has a 15-year term from 4 February 2005. The BCC allows the partners to share in the cash flows of the operation but not the equity. Until earlier this year BCC’s were the only means for foreign telecommunications companies to participate as service providers in Vietnam’s burgeoning mobile phone market. Recent changes in the law now permit conversions to equity participation although no such equity conversions have currently been made. This is a development we will continue to monitor.

6	Hutchison Telecommunications International Limited	Interim Report 2007

Chairman’s Statement

Hong Kong and Macau

The Group is one of the leading mobile and fixed-line telecommunications operators in Hong Kong.

Combined turnover from the Group’s fixed and mobile businesses in Hong Kong and Macau was HK$3,521 million in the first six months of 2007 compared to HK$3,138 million in the same period last year. EBITDA from Hong Kong and Macau was HK$1,238 million in the first six months of 2007, with an EBITDA margin of 35.2%.

Hong Kong and Macau Mobile

Financial Results for the Six Months Ended 30 June 2007

Turnover was up 17.6% to HK$2,322 million in the first six months of 2007 compared with HK$1,975 million in the same period last year. The increase was once again mainly driven by growth in 3G postpaid customers in our Hong Kong operations, who typically have a higher ARPU.

EBITDA was 20.8% higher in the first six months of 2007 at HK$772 million, compared with HK$639 million in the same period last year. This represented an EBITDA margin of 33.2%, slightly improved from 32.4% in the same period last year.

Depreciation and amortisation was broadly in line with the first half of 2006 reflecting the full build-out of the network and, with the exception of the 3G network in Macau, little near term further investment is required. Amortisation fell slightly in the first half. It is largely accounted for by the amortisation of capitalised customer acquisition costs in respect of postpaid 3G customer acquisitions.

As a result of this solid operational improvement the operating profit increased to HK$234 million compared with HK$71 million in the same period last year.

In the first half of 2007, capital expenditure on fixed assets increased to HK$192 million reflecting expenditure on the 3G network in Macau and representing 8.3% of sales. The operation continued to retire debt, reducing external debt by HK$344 million to HK$4,746 million.

Operations Review

During Q2 2007, our Hong Kong and Macau mobile operations had approximately 40,000 net additions, mainly as 3G postpaid contracts, increasing the combined customer base to 2.2 million. Despite the high levels of mobile penetration in the market, we continued to see growth in the customer base which was 1.8% higher than in the first quarter of 2007 and 8.4% higher than in Q2 2006. The 3G customer base as at 30 June 2007 was 878,000. The 3G customer base as at 30 June 2007 represented around 40% of total customers of Hong Kong Mobile, up from around 30% as at 30 June 2006 and contributing more than 50% of service revenues. Despite keen competition and price pressure especially in basic voice service, postpaid ARPU improved to HK$214 as compared with HK$204 in Q1 2007 and HK$206 in Q2 2006. Underlying these numbers we saw 3G postpaid ARPU in Q2 2007 increase against Q2 2006 whilst 2G postpaid ARPU in Q2 2007 fell. This is mainly attributable to the effort to migrate customers from basic voice communication services to the 3G multimedia services which brings additional ARPU.

Macau mobile operations continued to register healthy growth in its customer base and positive take-up to mobile data service. This paves for the way for the launch of 3G service later in 2007.

Hong Kong Fixed-line

Financial Results for the Six Months Ended 30 June 2007

The Group’s fixed-line operations in Hong Kong are grouped into:

■	International and carrier business

■	Corporate and business market

■	Residential market

Turnover was HK$1,199 million in the first six months of 2007 compared with HK$1,163 million in the same period last year. The international and carrier business, comprising mainly International Private Leased Circuit (IPLC), data and IDD services, registered a strong upturn in the first half of 2007 as increased traffic through our network occurred partly resulting from the disruption to international submarine cables in the region from the earthquake in Taiwan.

The corporate and business market, to which we provide mainly leased line, voice, data, broadband and IDD services, continued to register strong growth especially in data and broadband revenue as more bandwidth-demanding applications were deployed by users. Volumes recorded in this segment remained high thanks to our fibre-to-the-building network which enables us to provide relevant services quickly and in a cost-effective manner. In addition, we also managed to achieve better efficiency for our IDD service due to better capacity planning.

The residential market, to which we provide voice, broadband and IDD services, continued to experience heavy competition. However we continued to see gradually improving ARPUs in the residential broadband and IDD markets.

EBITDA was HK$466 million in the first six months of 2007 compared with HK$436 million in the same period last year, driven mainly by a higher relative share of revenue coming from international business. This represented an EBITDA margin of 38.9%, showing a steady improvement when compared with 37.5% in the same period last year.

Interim Report 2007	Hutchison Telecommunications International Limited	7

Chairman’s Statement

As a result of the foregoing, the operating profit improved to HK$151 million in the first six months of 2007 compared with HK$129 million in the same period last year.

Operations Review

International and carrier business – We have one of the most extensive international connectivity networks in the region with capacity to all major international hubs, including the largest direct fibre connection to China which enables us to serve carriers and multi-national corporations when a business needs to span different continents. As a result of the earthquake in the end of 2006 a number of operators turned to us for capacity as our network was largely unaffected by the earthquake and our sophisticated capacity planning allowed us to carry additional international traffic from other affected routes.

Corporate and business market – We have a comprehensive fibre-to-the-building network in Hong Kong which favourably positions us to offer citywide high-speed and bandwidth-demanding Information and Communications Technology (“ICT”) applications to business customers. In the first half of 2007 we not only saw an encouraging increase in the data and business broadband business amongst corporate customers, but also witnessed a steady growth in the deployment of ICT applications by the medium-sized business customers, which fuelled their demand for more diverse and sophisticated telecommunications solutions from the company.

Residential market – Leveraging on the traditional residential voice business, the company offers up to 100Mbps broadband connections with a host of value-added services to residential customers. Reflecting increasing demand, the number of residential broadband lines reached 245,000 at the end of June 2007, a year-on-year increase of 16,000 lines.

Israel

Financial Results for the Six Months Ended 30 June 2007

In the first half of 2007, Partner again reported strong financial and operating results. Turnover increased to HK$5,420 million in the first six months of 2007, an increase of 18.6% from HK$4,569 million in the same period last year. Revenue increased 7% in real terms, reflecting the growth in the customer base, an improvement in the quality of the customer base, higher minutes of use, as well as an increase in content and data revenues. The appreciation of the New Israeli Shekel against the Hong Kong dollar also played a role in a higher reported turnover in Hong Kong dollar terms.

EBITDA in the first six months of 2007 was HK$1,789 million compared with HK$1,507 million in the same period last year. This represented an increase of 18.7%, which is consistent with the 18.6% increase in turnover. The EBITDA margin was maintained at 33.0% in both the first half of 2007 and 2006.

As a result of this stronger operating performance, the operating profit increased to HK$1,014 million in the first six months of 2007 compared with HK$779 million in the same period last year.

Operations Review

During Q2 2007, Partner recorded 30,000 net additions in customer base, higher than the net additions of approximately 25,000 in the same period last year. The number of 3G customers grew 19% compared with the previous quarter and reached almost 400,000 at the end of the quarter, accounting for approximately 15% of the customer base.

Postpaid customers increased 7.4% to 1.95 million compared with 1.82 million in Q2 2006 and represented approximately 71.4% of the customer base in Q2 2007. As of 30 June 2007, the customer base was approximately 2.7 million with approximately 781,000 prepaid customers.

The blended ARPU in Q2 2007 was NIS157, an increase of 2.6% from NIS153 in the previous quarter reflecting seasonal factors, but comparable to the NIS158 in Q2 2006.

The average monthly usage per customer in Q2 2007 was approximately 331 minutes per month, an increase of 2.5% compared with 323 minutes in the previous quarter and 7.8% higher than 307 minutes in Q2 2006.

Thailand

Continued work has been undertaken to limit the Group’s exposure to the operations in Thailand. During the period the Group has repaid HK$5,410 million of the external debt replacing it with inter-company loans. We intend to repay the balance in the second half. Thailand now represents 5.1% of the Group’s turnover in the first half of 2007 (6.2 % in the first half of 2006) and 6.0% of the Group’s total assets (6.4% as at 31 December 2006). The Group’s strategy to limit its exposure is based on continual operational improvements to deliver EBITDA that covers its capital expenditure. The Group continues discussions with respect to the future organisational and capital structure of the business.

8	Hutchison Telecommunications International Limited	Interim Report 2007

Chairman’s Statement

Financial Results for the Six Months Ended 30 June 2007

Turnover was HK$495 million in the first six months of 2007, a decrease of 6.6% from HK$530 million in the same period last year. Whilst Thailand made gains in its customer base those gains were primarily in the prepaid segment at the expense of postpaid which typically has a higher ARPU. The market remains difficult as operators continue to lower entry barriers, for example by offering minimum commitment plans and giving away free-of-charge SIMs.

EBITDA was HK$32 million in the first six months of 2007 compared with EBITDA of HK$49 million in the same period last year. This is despite the improved operating cost structure of the business resulting from a number of initiatives launched in 2005, including outsourcing of network maintenance, information technology and call centre operations.

As a result of lower turnover and slightly higher depreciation, the operating loss increased to HK$273 million compared with HK$229 million in the same period last year.

During the first half of 2007 the Group took action to better align the capital structure of the business with its operations. By 30 June 2007 it had repaid HK$5,410 million (US$692 million) of external debt replacing it with shareholder loans. It is the intention of the Group to repay the remaining HK$3,681 million during the second half of 2007.

Operations Review

As at 30 June 2007, the trend of previous quarters had been reversed and we saw a 6.6% increase in the customer base to approximately 796,000, compared to 747,000 in the previous quarter.

The prepaid ARPU for Q2 2007 was THB200, a decrease of 9.1% from THB220 in the previous quarter and 24.5% lower than THB265 in Q2 2006. The postpaid ARPU for Q2 2007 was THB843, 5.6% lower than THB893 in previous quarter and 12.3% lower than THB961 in Q2 2006, reflecting an industry-wide trend in the attrition of postpaid ARPU.

Others

“Others” is currently comprised of Indonesia, Vietnam, Sri Lanka, Ghana, and Corporate Office and Treasury operations.

Financial Results for the Six Months Ended 30 June 2007

Turnover decreased in the first six months of 2007 to HK$203 million from HK$344 million in the same period last year, reflecting the exclusion of turnover of Vanda IT Solutions & Systems Management Limited (“VISS”), the Group’s non-telecommunications business which was disposed of in July 2006. On a like-for-like basis (excluding the turnover of VISS from the same period last year), the turnover in the first half of 2007 increased 73.5% mainly due to strong revenue growth in Sri Lanka and Ghana.

LBITDA in the first six months of 2007 was HK$249 million, compared with HK$188 million in the same period last year. The losses were mainly attributable to the higher pre-operating expenses incurred by the start-up operations in Vietnam and Indonesia. The operations in Sri Lanka reported a 59% growth in turnover to HK$86 million. They also achieved record EBITDA of HK$46 million compared with HK$23 million in the same period last year, and contributed an operating profit of HK$31 million, 107% higher than the same period last year. Ghana posted its first positive EBITDA in the first half of 2007.

Interest

During the period the proceeds from the India transaction resulted in interest income of HK$600 million. As at 30 June 2007 the Group had HK$38.6 billion in its treasury operations, invested with prime banks in money market deposits. After interest expenses of HK$95 million, net interest income was HK$505 million.

India – Discontinued Operations

To 8 May 2007 India contributed HK$70,502 million to the profit for the period. This was made up of HK$1,159 million from operating activities and HK$69,343 million being a one-off gain on disposal.

The Group sold its entire interests in CGP for approximately HK$86.6 billion (US$11.1 billion) which after certain costs and expenses resulted in a net cash inflow of approximately HK$84.9 billion. In addition approximately HK$15.6 billion (US$2.0 billion) of debt was transferred as part of the transaction. As a result the Group transitioned from having net debt of HK$37,369 million as at 31 December 2006 to having a net cash balance of HK$26,624 million as at 30 June 2007.

Interim Report 2007	Hutchison Telecommunications International Limited	9

Chairman’s Statement

Outlook

We saw a good performance from our core businesses in the first half of 2007 and this trend should continue into the second half of 2007.

Whilst the economies in which we operate continue to remain strong there are signs in the global economy of more difficult times ahead. If this challenge emerges, the Group is now well capitalised and exceptionally well positioned to take advantage of any opportunities that might arise. We have reiterated that we intend to use this capital to continue our strategy, building on our track record to seek opportunities in dynamic telecoms markets that we believe can create long-term value for our shareholders.

Our immediate attention, however, remains focused on Indonesia and Vietnam where we are looking at opportunities in both markets to accelerate our network rollout. As a result we have increased the Group capital expenditure guidance to between HK$6.5 billion and HK$7.5 billion for 2007.

I would like to thank the Board of Directors and all the Group’s employees around the world for their continued hard work, support and dedication.

FOK Kin-ning, Canning

Chairman

Hong Kong, 21 August 2007

10	Hutchison Telecommunications International Limited	Interim Report 2007

Group Capital Resources and Other Information

Capital Resources and Liquidity

The capital and reserves attributable to equity holders of the Company as at 30 June 2007 were approximately HK$54,248 million, compared with HK$16,659 million as at 31 December 2006.

During the period the Group sold its interest in CGP Investments (Holdings) Limited (“CGP”) for a consideration of US$11.1 billion (approximately HK$86.6 billion) which after costs and expenses resulted in a cash inflow of HK$84.9 billion. After the retirement of Group debt amounting to HK$10.9 billion at head office and Thailand, the settlement payment to Essar Teleholdings Limited of HK$2.9 billion, the payment of a special dividend amounting to HK$32.2 billion, and the payment of other expenses and after interest income, the Group retains approximately HK$38.8 billion for investment and general working capital purposes.

The net cash of the Group was approximately HK$26,624 million, comprising the cash and cash equivalents of approximately HK$40,226 million and borrowings of approximately HK$13,602 million, as follows:

	Total debt HK$ millions	As at 30 June 2007 Cash and cash equivalents HK$ millions	Net cash / (debt) HK$ millions

Hong Kong and Macau:

Mobile telecommunications	(4,746)	195	(4,551)

Fixed-line telecommunications	(11)	51	40

Israel	(4,227)	646	(3,581)

Thailand	(3,681)	29	(3,652)

Corporate – Treasury	–	38,557	38,557

Others	(937)	748	(189)

	(13,602)	40,226	26,624

The Group’s cash and cash equivalents at 30 June 2007 are denominated as follows:

	HK$	USD	NIS	THB	Others	Total

Within 1 year	0.6%	97.6%	1.4%	0.1%	0.3%	100.0%

The Group’s borrowings at 30 June 2007 are denominated and repayable as follows:

	HK$	USD	NIS	THB	JPY	Total

Within 1 year	31.5%	3.5%	0.5%	8.9%	17.4%	61.8%

In year 2	–	7.5%	3.8%	–	–	11.3%

In year 3	–	0.3%	10.7%	–	–	11.0%

In year 4	–	–	9.1%	–	–	9.1%

In year 5	–	–	6.8%	–	–	6.8%
	31.5%	11.3%	30.9%	8.9%	17.4%	100.0%

As at 30 June 2007, approximately 95.7% of the Group’s borrowings bear interest at floating rates and the remaining 4.3% are at fixed rates.

Interim Report 2007	Hutchison Telecommunications International Limited	11

Group Capital Resources and Other Information

As at 30 June 2007,

■

total borrowings of HK$3,697 million (as at 31 December 2006 – HK$8,042 million) in respect of Thailand are guaranteed by HWL and other related companies. Under the terms of a credit support agreement between the Company and HWL, the Company pays a guarantee fee charged at normal commercial rates and provides a counter-indemnity in favour of HWL and other related companies in respect of guarantees provided by them.

■

fixed assets and other assets of certain subsidiaries amounting to HK$3,251 million (as at 31 December 2006 – HK$27,603 million) and HK$2,424 million (as at 31 December 2006 – HK$30,077 million), respectively were used as collateral for certain credit facilities of certain subsidiaries. The current portion of borrowings of the Group is secured to the extent of HK$4,625 million (as at 31 December 2006 – HK$6,594 million). The non-current portion of borrowings of the Group is secured to the extent of HK$969 million (as at 31 December 2006 – HK$18,249 million).

Except for the Japanese Yen loans that related to the Thailand operations, the other non-HK dollar and non-US dollar denominated loans are mostly directly related to the Group’s businesses in the countries of the currencies concerned.

Derivatives

As at 30 June 2007, the Group has currency swap and forward foreign exchange contracts arrangements with banks to swap Japanese Yen borrowings of JPY37,470 million or HK$2,370 million (2006 – currency swap arrangements JPY101,676 million or HK$6,578 million) and US dollar borrowings of US$15 million or HK$104 million (2006 – US$17 million or HK$131 million) into Thai Baht borrowings to match currency exposure of the underlying business. In addition, the Group has entered into derivative transactions in order to protect itself against increases in the Israeli Consumer Price Index (“CPI”) in respect of CPI-linked notes issued by Partner.

12	Hutchison Telecommunications International Limited	Interim Report 2007

Group Capital Resources and Other Information

Capital Expenditure

The Group’s capital expenditures for continuing operations in the first six months of 2006 and 2007 are as follows:

	Capital expenditure on fixed assets Six months ended 30 June		Capital expenditure on other intangible assets Six months ended 30 June
HK$ millions	2006	2007	2006	2007

Israel	275	364	–	1

Hong Kong mobile	85	192	208	247

Hong Kong fixed-line	186	185	13	14

Thailand	56	17	–	–

Others	117	715	1,340	79

Total capital expenditures for continuing operations	719	1,473	1,561	341

Capital expenditure on fixed assets in the first six months of 2007 was HK$1,473 million, increased from HK$719 million in the same period last year. Capital expenditure on fixed assets in Israel increased in part in connection with the continued build-out of Partner’s 3G network. The increase in capital expenditure on fixed assets in Hong Kong mobile operations mainly reflected the capital expenditure incurred for the rollout of 3G network in Macau. The decrease in capital expenditure on fixed assets in Thailand was mainly due to completion of the principal network build-out and the implementation of cost saving programs.

The capital expenditure on fixed assets in Indonesia and Vietnam was included under “Others” and reflect the network roll-out costs. In Indonesia capital expenditure in the first half was HK$66 million. We expect several milestones will be reached in the second half and therefore have no change to capital expenditure guidance of HK$3,000 million to HK$4,000 million for the full year 2007. In Vietnam capital expenditure in the first half was HK$570 million. We have revised the guidance on the capital expenditure for 2007 from HK$1,000 million to HK$1,500 million for the full year 2007.

Capital expenditure on other intangible assets was comprised mainly of telecommunications licenses, customer acquisition and retention costs, brand name and customer base. It was HK$341 million in the first six months of 2007, compared with HK$1,561 million in the same period last year. The decrease was mainly due to the capitalisation of telecommunications license of HK$1,340 million in Indonesia in the first six months in 2006, with the corresponding amount recorded as licence fee liabilities (representing mainly the discounted value of the fixed annual fees to be paid over the licence period).

Interim Report 2007	Hutchison Telecommunications International Limited	13

Group Capital Resources and Other Information

Treasury Policies

The Group’s overall treasury and funding policies focus on financial risk management, including interest rate and foreign exchange risks, and on cost efficient funding of the operations of its companies. In general, financings are raised through the Group’s operating subsidiaries to meet their respective funding requirements. For overseas operations, which consist of non-Hong Kong dollar and non-US dollar assets, the Group generally endeavours to hedge its foreign currency positions with the appropriate level of borrowings in those same currencies. For transactions directly related to the underlying businesses, forward foreign exchange contracts and interest rate and currency swaps may be utilised when suitable opportunities arise. The use of derivative instruments is strictly controlled and solely for management of the Group’s interest rate and foreign currency exchange rate exposures in connection with its borrowings. It is the Group’s policy not to enter into derivative transactions for speculative purposes.

Long-term surplus funds are to be managed in a prudent manner, usually in the form of bank deposits with banks or financial institutions attaining a minimum credit rating of AA-/Aa3 as assigned by Standard & Poor’s and Moody’s to minimise counterparty risk. Alternatively, surplus funds can be invested in marketable securities such as US Treasury Bills or Commercial Papers / Certificates of Deposits issued by credit-worthy counterparties with short term ratings at A1/P1 and long-terms ratings at or above AA-/Aa3 as assigned by Standard & Poor’s/Moody’s. The selected counterparties and investment products must be approved by the Company’s Chief Financial Officer.

Contingent Liabilities

As at 30 June 2007, the Group had contingent liabilities in respect of the performance guarantees amounting to approximately HK$104 million (as at 31 December 2006 – HK$319 million).

Purchase, Sale or Redemption of the Company’s Listed Securities

During the six months ended 30 June 2007, neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s listed securities. In addition, the Company has not redeemed any of its listed securities during the period.

Staff

At the end of June 2007, Hutchison Telecom’s team of worldwide staff stood at over 8,900.

The Group is able to attract talented and motivated individuals in all its markets. It seeks to provide many opportunities for personal and professional growth. It actively promotes the sharing of ideas and experiences across markets, and its commitment and leadership in cutting-edge technologies and emerging markets give employees the opportunity to gain valuable experience.

Hutchison Telecom’s excellent team is key to meeting its high standards and ambitious business objectives. The Group’s aim is to continue to recruit and retain the best talent in the world.

14	Hutchison Telecommunications International Limited	Interim Report 2007

Group Capital Resources and Other Information

Selected Unaudited Key Performance Indicators for the Three Months Ended 30 June 2007

The Group’s mobile customer base was approximately 6,824,000 as at 30 June 2007. The key performance indicators for the second quarter of 2007 and the comparative figures for the four previous quarters are as follows:

Customer Base	Q2 2007 30 June 2007			Q1 2007 31 March 2007			Q4 2006 31 December 2006			Q3 2006 30 September 2006			Q2 2006 30 June 2006

Country	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)

Hong Kong (incl Macau)	2,239	1,590	649	2,199	1,557	642	2,139	1,513	626	2,088	1,475	613	2,065	1,431	634

Israel	2,733	1,952	781	2,703	1,920	783	2,669	1,888	781	2,626	1,854	772	2,585	1,817	768

Thailand	796	317	479	747	306	441	728	311	417	737	318	419	738	329	409

Sri Lanka	819	–	819	685	–	685	559	–	559	488	–	488	400	–	400

Ghana	237	–	237	218	–	218	200	–	200	173	–	173	137	–	137
Total	6,824			6,552			6,295			6,112			5,925

Notes:

(1)

A customer is defined as a Postpaid Customer or a Prepaid Customer who has a Subscriber Identity Module (“SIM”) or Universal Subscriber Identity Module (“USIM”) that has access to the network for any purpose, including voice, data or video services.

(2)

Postpaid Customers are defined as those whose mobile telecommunications service usage is paid for in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.

(3)

Prepaid Customers are defined as customers with prepaid SIM cards or prepaid USIM cards that have been activated but not been used up or expired at period end. A new prepaid customer is recognised upon making the first call or registration/activation.

(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.

(5)	All numbers quoted as at last day of the quarter.

(6)	The data for Hong Kong and Israel relate to both 2G and 3G services.

ARPU[1]		Q2 2007 30 June 2007			Q1 2007 31 March 2007			Q4 2006 31 December 2006			Q3 2006 30 September 2006			Q2 2006 30 June 2006

Country	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid

Hong Kong (incl Macau)	HKD	160	214	27	152	204	27	156	208	29	151	204	28	152	206	28

Israel	NIS	157	–	–	153	–	–	159	–	–	164	–	–	158	–	–

Thailand	THB	463	843	200	501	893	220	538	913	252	545	923	251	582	961	265

Sri Lanka	LKR	311	–	311	337	–	337	341	–	341	373	–	373	402	–	402

Ghana	GHC (’000)	77	–	77	83	–	83	92	–	92	92	–	92	101	–	101

Notes:

(1)

The monthly Average Revenue per User (“ARPU”) is calculated as the total service Revenues for the month divided by the simple average number of activated customers for the month. The monthly ARPU for the quarter represents the average of the monthly ARPU in the quarter.

(2)	Service Revenues are defined as the direct recurring service revenues plus roaming revenues.

(3)	The data for Hong Kong and Israel relate to both 2G and 3G services.

Interim Report 2007	Hutchison Telecommunications International Limited	15

Group Capital Resources and Other Information

MOU1

	Q2 2007 30 June 2007			Q1 2007 31 March 2007			Q4 2006 31 December 2006			Q3 2006 30 September 2006			Q2 2006 30 June 2006
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	490	673	47	475	653	47	489	671	49	474	659	48	460	643	47
Israel	331	—	—	323	—	—	316	—	—	322	—	—	307	—	—
Thailand	676	1,059	410	697	1,039	451	754	1,050	530	731	973	543	684	901	503
Sri Lanka	113	—	113	123	—	123	120	—	120	123	—	123	125	—	125
Ghana	107	—	107	104	—	104	111	—	111	113	—	113	149	—	149
Notes:

(1)     The Monthly Minutes of Use (“MOU”) are calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, including both inbound and outbound roaming) for the period divided by the weighted average number of activated customers for the month. The monthly MOU for the quarter represents the average of the monthly MOU in the quarter.

(2) The data for Hong Kong and Israel relate to both 2G and 3G services.

Churn[1]

	Q2 2007 30 June 2007			Q1 2007 31 March 2007			Q4 2006 31 December 2006			Q3 2006 30 September 2006			Q2 2006 30 June 2006
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	3.7%	1.7%	7.7%	4.3%	1.7%	9.2%	4.7%	1.8%	10.1%	4.0%	1.8%	7.8%	3.9%	2.0%	7.3%
Israel	1.2%	—	—	1.5%	—	—	1.3%	—	—	1.2%	—	—	1.4%	—	—
Thailand	6.5%	3.9%	8.2%	6.6%	4.2%	8.2%	7.0%	4.5%	9.0%	6.8%	4.9%	8.4%	6.9%	5.1%	8.5%
Sri Lanka	2.8%	—	2.8%	2.5%	—	2.5%	2.3%	—	2.3%	2.2%	—	2.2%	2.2%	—	2.2%
Ghana	3.0%	—	3.0%	2.1%	—	2.1%	2.4%	—	2.4%	2.0%	—	2.0%	1.4%	—	1.4%

Notes:

(1)

The monthly churn % is calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the month divided by the simple average number of activated customers for the month. The monthly churn % for the quarter represents the average of the monthly churn rates in the quarter.

(2)	The data for Hong Kong and Israel relate to both 2G and 3G services.

The Board of Directors wishes to remind investors that the above key performance indicators are based on the Group’s unaudited internal records. Investors are cautioned not to unduly rely on such data.

16	Hutchison Telecommunications International Limited	Interim Report 2007

Disclosure of Interests

Directors’ and Chief Executive’s Interests and Short Positions in Shares, Underlying Shares and

Debentures

As at 30 June 2007, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)) which had been notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which were required to be and were recorded in the register required to be kept pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules adopted by the Company (the “Model Code”) were as follows:

(I)	Interests and Short Positions in the Shares, Underlying Shares and Debentures of the Company

  Long Positions in the Shares and Underlying Shares of the Company

				Number of underlying shares held
Name of Director / Alternate Director	Capacity	Nature of interests	Number of shares held	in American Depositary Shares	in share options	Approximate % of shareholding

Fok Kin-ning, Canning	Interest of a controlled corporation	Corporate interest	1,202,380 (Note 1)	–	–	0.0252%

Frank John Sixt	Beneficial owner	Personal interest	–	255,000	–	0.0053%
				(Note 2)

Dennis Pok Man Lui	Beneficial owner	Personal interest	100,000	–	9,000,000	0.1906%
					(Note 3)

Tim Lincoln Pennington	Beneficial owner	Personal interest	–	–	3,333,333	0.0698%
					(Note 3)

John W Stanton	Interest held jointly with spouse	Other interest	–	105,000 (Note 4)	–	0.0022%

Chow Woo Mo Fong, Susan	Beneficial owner	Personal interest	250,000	–	–	0.0052%

Chan Ting Yu	Beneficial owner	Personal interest	100,000	–	3,333,333	0.0719%
					(Note 3)

Woo Chiu Man, Cliff	Beneficial owner	Personal interest	–	–	2,333,333	0.0489%
					(Note 3)

Notes:

1.	Such ordinary shares were held by a company which is equally controlled by Mr Fok Kin-ning, Canning and his spouse.
2.	17,000 American Depositary Shares (each representing 15 ordinary shares) were held by Mr Frank John Sixt.
3.

Such interests are directors’ interests in underlying shares in respect of the share options granted under the share option scheme of the Company, the details of which are set out in the section entitled “Share Option Scheme of the Company” on page 21.

4.	7,000 American Depositary Shares (each representing 15 ordinary shares) were held jointly by Mr John W Stanton and his spouse.

Interim Report 2007	Hutchison Telecommunications International Limited	17

Disclosure of Interests

(II)	Interests and Short Positions in the Shares, Underlying Shares and Debentures of the Associated Corporations of the Company

  Long Positions in the Shares, Underlying Shares and Debentures of the Associated Corporations of the Company

Mr Fok Kin-ning, Canning had, as at 30 June 2007, the following interests:

(i)	corporate interests in 4,310,875 ordinary shares, representing approximately 0.101% of the then issued share capital, in Hutchison Whampoa Limited (“HWL”);

(ii)	(a	)

5,100,000 ordinary shares, representing approximately 0.752% of the then issued share capital, in Hutchison Telecommunications (Australia) Limited (“HTAL”) comprising personal and corporate interests in 4,100,000 ordinary shares and 1,000,000 ordinary shares respectively;

	(b	)

1,474,001 underlying shares in HTAL comprising personal and corporate interests in 134,000 underlying shares and 1,340,001 underlying shares respectively on conversion of the listed and physically settled 5.5% Unsecured Convertible Notes due 2007 issued by HTAL;

(iii)	corporate interests in 5,000,000 ordinary shares, representing approximately 0.075% of the then issued share capital, in Hutchison Harbour Ring Limited;

(iv)

corporate interests in 225,000 American Depositary Shares (each representing one ordinary share), representing approximately 0.144% of the then issued share capital, in Partner Communications Company Ltd.; and

(v)

corporate interests in (a) a nominal amount of US$2,500,000 in the 6.50% Notes due 2013 issued by Hutchison Whampoa International (03/13) Limited; (b) a nominal amount of US$2,000,000 in the 7.45% Notes due 2033 issued by Hutchison Whampoa International (03/33) Limited (“HWI(03/33)”); (c) a nominal amount of US$2,500,000 in the 5.45% Notes due 2010 issued by HWI(03/33); and (d) a nominal amount of US$2,500,000 in the 6.25% Notes due 2014 issued by HWI(03/33).

Mr Fok Kin-ning, Canning held the above personal interests in his capacity as a beneficial owner and held the above corporate interests through a company which is equally controlled by Mr Fok and his spouse.

Mrs Chow Woo Mo Fong, Susan in her capacity as a beneficial owner had, as at 30 June 2007, personal interests in 150,000 ordinary shares, representing approximately 0.004% of the then issued share capital, in HWL.

Mr Frank John Sixt in his capacity as a beneficial owner had, as at 30 June 2007, personal interests in (i) 50,000 ordinary shares, representing approximately 0.001% of the then issued share capital, in HWL; and (ii) 1,000,000 ordinary shares, representing approximately 0.147% of the then issued share capital, in HTAL.

18	Hutchison Telecommunications International Limited	Interim Report 2007

Disclosure of Interests

  Mr John W Stanton had, as at 30 June 2007, the following interests:

(i)	2,016,500 ordinary shares, representing approximately 0.047% of the then issued share capital, in HWL held jointly with his spouse; and

(ii)	6,600 ordinary shares, representing approximately 0.00015% of the then issued share capital, in HWL held in his capacity as a trustee of a trust.

Mr Kevin Westley in his capacity as a beneficial owner had, as at 30 June 2007, personal interests in 4,000 ordinary shares, representing approximately 0.00018% of the then issued share capital, in Cheung Kong Infrastructure Holdings Limited.

Mr Woo Chiu Man, Cliff had, as at 30 June 2007, family interests in 8,000 ordinary shares, representing approximately 0.00019% of the then issued share capital, in HWL held by his spouse.

Save as disclosed above, as at 30 June 2007, none of the Directors and chief executive of the Company and their respective associates had any interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which had to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she was taken or deemed to have under such provisions of the SFO) or which were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

Certain Directors held qualifying shares in certain subsidiaries of the Company on trust for other subsidiaries.

Interests and Short Positions of Shareholders Discloseable under the SFO

So far as is known to any Directors or chief executive of the Company, as at 30 June 2007, other than the interests and short positions of the Directors or chief executive of the Company as disclosed above, the following persons had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO, or as otherwise notified to the Company and the Stock Exchange:

Interests and Short Positions of Substantial Shareholders in the Shares and Underlying Shares of the Company

  Long Positions in the Shares of the Company

Name	Capacity	Number of shares held	Approximate % of shareholding
Hutchison Telecommunications Investment Holdings Limited (“HTIHL”)	(i) Beneficial owner	2,178,903,076) (Note 1))

	(ii) Interest of a controlled corporation	208,966,654) (Note 1))	50.004%

Ommaney Holdings Limited (“OHL”, formerly known as “Hutchison Telecommunications Limited”)	Interest of controlled corporations	2,387,869,730 (Note 1)	50.004%
Hutchison International Limited (“HIL”)	Interest of controlled corporations	2,387,869,730 (Note 1)	50.004%

Interim Report 2007	Hutchison Telecommunications International Limited	19

Disclosure of Interests

Name	Capacity	Number of shares held	Approximate % of shareholding
HWL	Interest of controlled corporations	2,387,869,730 (Note 1)	50.004%
Cheung Kong (Holdings) Limited (“CKH”)	Interest of controlled corporations	2,439,962,317 (Note 2)	51.094%
Li Ka-Shing Unity Trustee Company Limited (“TUT1”)	Trustee	2,439,962,317 (Note 3)	51.094%
Li Ka-Shing Unity Trustee Corporation Limited (“TDT1”)	Trustee and beneficiary of a trust	2,439,962,317 (Note 4)	51.094%
Li Ka-Shing Unity Trustcorp Limited (“TDT2”)	Trustee and beneficiary of a trust	2,439,962,317 (Note 4)	51.094%
Li Ka-shing (“Mr Li”)	(i) Founder of discretionary trusts and interest of controlled corporations	2,440,115,597) (Note 5))

	(ii) Interest of controlled corporations	27,513,355) (Note 6))	51.674%

Orascom Telecom Eurasia Limited (“OTE”)	Beneficial owner	917,759,172 (Note 7)	19.218%
Orascom Telecom Holding S.A.E. (“OTH”)	Interest of a controlled corporation	917,759,172 (Note 7)	19.218%

Weather Capital Sarl (“WCS”)	Interest of controlled corporations	917,759,172 (Note 7)	19.218%
Weather Investments S.p.A. (“WIS”)	Interest of controlled corporations	917,759,172 (Note 7)	19.218%
Weather Investments II Sarl (“WI II”)	Interest of controlled corporations	917,759,172 (Note 7)	19.218%
April Holding (“AH”)	Interest of controlled corporations	917,759,172 (Note 7)	19.218%
February Private Trust Company Limited (“FPT”)	Interest of controlled corporations and trustee	917,759,172 (Note 8)	19.218%

Nassef Onsi Naguib Sawiris	Founder of a discretionary trust	917,759,172 (Note 9)	19.218%

Notes:

1.

HTIHL is a direct wholly owned subsidiary of OHL, which in turn is a direct wholly owned subsidiary of HIL, which in turn is a direct wholly owned subsidiary of HWL. By virtue of the SFO, HWL, HIL and OHL are deemed to be interested in the 2,178,903,076 ordinary shares and 208,966,654 ordinary shares of the Company held respectively by HTIHL and a wholly owned subsidiary of HTIHL. Please also see Note 10 below.

2.

Certain subsidiary companies of CKH together hold one third or more of the issued share capital of HWL. By virtue of the above, CKH is therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL or OHL is taken as interested as a substantial shareholder of the Company under the SFO. CKH is also interested in the share capital of the Company through certain wholly owned subsidiary companies of CKH. Please also see Note 10 below.

20	Hutchison Telecommunications International Limited	Interim Report 2007

Disclosure of Interests

3.

TUT1, as trustee of The Li Ka-Shing Unity Trust (“UT1”), together with certain companies which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one third or more of the voting power at their general meetings (“related companies”), hold more than one third of the issued share capital of CKH. By virtue of the above and the interest of TUT1 as trustee of UT1 and its related companies in the shares of CKH, TUT1 as trustee of UT1 is therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL or OHL is taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly owned subsidiary companies) as a substantial shareholder of the Company under the SFO. Please also see Note 10 below.

4.

Each of TDT1 as trustee of a discretionary trust (“DT1”) and TDT2 as trustee of another discretionary trust (“DT2”) holds units in UT1. By virtue of the above and its interest of holding units in UT1, each of TDT1 as trustee of DT1 and TDT2 as trustee of DT2 is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL or OHL is taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly owned subsidiary companies) as a substantial shareholder of the Company under the SFO. Please also see Note 10 below.

5.

Mr Li is the settlor of each of DT1 and DT2 and may be regarded as a founder of each of DT1 and DT2 for the purpose of the SFO. Mr Li is also interested in one third of the entire issued share capital of a company owning the entire issued share capital of TUT1, TDT1 and TDT2. By virtue of the above and as a director of CKH, Mr Li is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL or OHL is taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly owned subsidiary companies) as a substantial shareholder of the Company under the SFO. Please also see Note 10 below.

6.	Such shares are held by companies of which Mr Li is interested in the entire issued share capital.

7.

OTE is a direct wholly owned subsidiary of OTH, which in turn is a non wholly owned subsidiary of WCS, which in turn is a wholly owned subsidiary of WIS, which in turn is a non wholly owned subsidiary of WI II, which in turn is a non wholly owned subsidiary of AH. Please also see Note 10 below.

8.

AH is a wholly owned subsidiary of FPT. By virtue of the SFO, FPT, as trustee of a discretionary trust (“DT”), is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which OTE is taken to be interested as a substantial shareholder of the Company under the SFO. Please also see Note 10 below.

9.

Mr Nassef Onsi Naguib Sawiris is the founder of the DT and is taken to have a duty of disclosure in relation to the shares of the Company under the SFO. He is also deemed to be interested in the shares of the Company in which the DT is taken to have a duty of disclosure under the SFO. Please also see Note 10 below.

10.

According to the disclosures made to the Company pursuant to and solely for the purposes of the SFO, each of Mr Li, CKH, TUT1, TDT1, TDT2, HTIHL, OHL, HIL and HWL appeared to be taken as being interested in the 917,759,172 shares of the Company beneficially owned by OTE and controlled exclusively by OTE and OTH, and each of OTH, OTE, WCS, WI II, FPT and Mr Nassef Onsi Naguib Sawiris appeared to be taken as being interested in the 2,366,869,729 shares of the Company beneficially owned by HTIHL (and its controlled corporation) and controlled exclusively by HWL, HIL, OHL and HTIHL, all as a result of the application of Sections 317 and 318 of the SFO by virtue of HWL, HTIHL, OTH and OTE being parties to a shareholders’ agreement dated 21 December 2005 that imposes obligations or restrictions on any party with respect to their use, retention or disposal of their shares of the Company even though no shares of the Company have been acquired in pursuance of that agreement.

Save as disclosed above, as at 30 June 2007, there was no other person (other than the Directors and chief executive of the Company) who had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO, or as otherwise notified to the Company and the Stock Exchange.

Interim Report 2007	Hutchison Telecommunications International Limited	21

Disclosure of Interests

Share Options and Directors’ Rights to Acquire Shares

The Group operates certain option schemes. The outstanding share options under the respective share option schemes for the six months ended 30 June 2007 are set out below.

(I)	Share Option Scheme of the Company

By an ordinary resolution passed at the extraordinary general meeting of the Company held on 8 May 2007, shareholders of the Company approved (i) the proposed downward adjustment to the exercise price of share options outstanding and unvested at the date of payment of the Transaction Special Dividend (see Note 9 to the Condensed Consolidated Interim Accounts on page 39) on a dollar-for-dollar basis; and (ii) the proposed change of terms of the share option scheme of the Company (the “Share Option Terms Change Proposal”), under which, inter alia, downward adjustment to the exercise price of the share options granted but not exercised as at the date of each payment of special dividend by the Company shall be made by an amount which the Board of Directors of the Company considers as reflecting the impact such payment will have or will likely to have on the trading prices of the ordinary shares of the Company, subject always to the amount of the downward adjustment not exceeding the amount of such special dividend to be paid. The adjusted exercise price of the share options shall not, in any case, be less than the nominal value of the ordinary shares of the Company and the proposed adjustment to the exercise price of the existing share options will take effect each time on the date of payment by the Company of a special dividend. The Share Option Terms Change Proposal is more particularly described in the circular to shareholders of the Company dated 4 April 2007.

Particulars of share options outstanding under the share option scheme of the Company (the “Share Option Scheme”) at the beginning and at the end of the financial period for the six months ended 30 June 2007 and share options granted, exercised, lapsed or cancelled under such scheme during the period were as follows:

									Price of ordinary share of the Company
Name or category of participants	Date of grant of share options (1)	Number of share options held at 1 January 2007	Granted during the six months ended 30 June 2007	Exercised during the six months ended 30 June 2007	Lapsed/ cancelled during the six months ended 30 June 2007	Number of share options held at 30 June 2007	Exercise period of share options	Exercise price of share options (2)	At the grant date of share options (3)	At the exercise date of share options (4)
								HK$	HK$	HK$
Directors/ Alternate Directors
Dennis Pok Man Lui	8.8.2005	13,500,000	–	(4,500,000)	–	9,000,000	8.8.2006 to 7.8.2015	1.95	8.60	15.78
Tim Lincoln Pennington	8.8.2005	5,000,000	–	(1,666,667)	–	3,333,333	8.8.2006 to 7.8.2015	1.95	8.60	15.78
Chan Ting Yu	8.8.2005	5,000,000	–	(1,666,667)	–	3,333,333	8.8.2006 to 7.8.2015	1.95	8.60	15.78
Woo Chiu Man, Cliff	8.8.2005	3,500,000	–	(1,166,667)	–	2,333,333	8.8.2006 to 7.8.2015	1.95	8.60	15.78

		27,000,000	–	(9,000,001)	–	17,999,999
Other employees in aggregate	8.8.2005	23,457,000	–	(423,666)	–	23,033,334	8.8.2006 to 7.8.2015	1.95	8.60	16.26
Total		50,457,000	–	(9,423,667)	–	41,033,333

Notes:

(1)

The share options will be vested according to a schedule, namely, as to as close to one-third of the ordinary shares of the Company which are subject to the share options as possible by each of the three anniversaries of the date of offer of the share options and provided that for the vesting to occur the grantee has to remain an Eligible Participant (as delineated in the Share Option Scheme) on such vesting date.

22	Hutchison Telecommunications International Limited	Interim Report 2007

Disclosure of Interests

(2)

The exercise price of the share options is subject to adjustment in accordance with the provisions of the Share Option Scheme (as amended). The exercise price of 41,033,333 outstanding and unvested share options was adjusted, with effect from 29 June 2007, from HK$8.70 to HK$1.95 per ordinary share of the Company as a result of the payment of a special dividend by the Company on 29 June 2007 and pursuant to the terms of the Share Option Terms Change Proposal.

(3)	The stated price was the Stock Exchange closing price of the ordinary shares of the Company on the trading day immediately prior to the date of the grant of the share options.

(4)	The stated price was the weighted average closing price of the ordinary shares of the Company immediately before the dates on which the share options were exercised.

(II)	Employee Stock Option Plans of Partner Communications Company Ltd.

  2004 Share Option Plan

The 2004 Share Option Plan (as amended on 1 March 2006) (the “2004 Plan”) was approved by the board of directors of Partner Communications Company Ltd. (“Partner”) in July 2004 and further approved for adoption by shareholders of the Company at the annual general meeting held on 16 May 2006. The 2004 Plan will remain in force for 10 years from its adoption in July 2004.

  1998 Employee Stock Option Plan, 2000 Employee Stock Option Plan and 2003 Amended Plan

The 1998 Employee Stock Option Plan (the “1998 Plan”) and 2000 Employee Stock Option Plan (the “2000 Plan”) were adopted by Partner in 1998 and 2000 respectively. Until November 2003, Partner granted share options to senior managers and other employees pursuant to the 1998 Plan and the 2000 Plan. In November 2003, the 1998 Plan and the 2000 Plan were amended to conform with the changes in the Israeli Income Tax Ordinance (New Version), 1961. As a result, any grant of share options after November 2003 would be subject to the terms of the 2000 Plan as so amended, referred to as the 2003 Amended Plan. Share options granted under the 1998 Plan, 2000 Plan and 2003 Amended Plan, which were approved by Partner prior to Partner becoming a subsidiary of the Company in April 2005, will remain valid but no further grant of share options will be made under the said three plans without the board of directors of Partner approving relevant amendments being made necessary by the changes in Israeli laws and other regulatory requirements, as applicable and until they are approved by shareholders of the Company and Hutchison Whampoa Limited respectively.

Interim Report 2007	Hutchison Telecommunications International Limited	23

Disclosure of Interests

Details of the movement of share options outstanding under the four employee stock option plans of Partner during the six months ended 30 June 2007 are as follows:

Name or category of participants	Date of grant of share options (1)	Number of share options held at 1 January 2007	Granted during the six months ended 30 June 2007	Exercised during the six months ended 30 June 2007	Lapsed/ cancelled during the six months ended 30 June 2007	Number of share options held at 30 June 2007 (1)	Exercise period of share options (2)	Exercise price of share options	Price of Partner share
									At the grant date of share options (3)	At the exercise date of share options (4)
								US$/NIS	NIS	NIS
Employees in aggregate

1998 Plan	5.11.1998 to 22.12.2002	21,893	–	(18,504)	(3)	3,386	5.11.1999 to 15.12.2011	US$ 0.343 and NIS 20.45	0.01	53.68

2000 Plan	3.11.2000 to 30.12.2003	600,106	–	(363,356)	–	236,750	3.11.2000 to 30.12.2012	NIS17.25 to NIS 27.35	17.25 to 27.35	58.90

2003 Amended Plan	30.12.2003	62,500	–	(62,500)	–	–	30.12.2003 to 30.12.2012	NIS 20.45	34.12	60.72

2004 Plan	29.11.2004 to 4.6.2007	4,388,375	730,000	(1,606,775)	(149,750)	3,361,850	29.11.2004 to 4.6.2017	NIS 26.74 to NIS 57.96	31.45 to 68.19	57.63

Total		5,072,874	730,000	(2,051,135)	(149,753)	3,601,986

Notes:

(1)

The number of share options disclosed is the aggregate figure of share options held at 30 June 2007 under each of the four employee stock option plans. The share options were granted on various date(s) during the corresponding period(s) and in respect of the 2003 Amended Plan, on the date of grant as disclosed.

(2)

Subject to the terms of individual stock option plans, vesting schedules are in general: 25% of the share options become vested on each of the first, second, third and fourth anniversary of the date of employment of the grantee or date of grant, under otherwise specified by the Employee Stock Option Committee.

(3)	The stated price was the average closing price of Partner shares as recorded by the Tel Aviv Stock Exchange 30 days prior to the date of grant of share options.

(4)	The stated price was the weighted average closing price of Partner shares immediately before the dates on which the share options were exercised.

The fair value of share options granted during the six months ended 30 June 2007, determined using the Black-Scholes valuation model, was NIS 10.87 per Partner share. The significant inputs into the model were share price of NIS 56.93 at the date of grant, exercise price of NIS 51.44 per Partner share, standard deviation of expected share price returns of 28%, expected life of options of five years, expected dividend paid out rate of 5.94% and annual risk-free interest rate of 4.4%. The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over five years immediately preceding the grant date. Changes in such subjective input assumptions could affect the fair value estimate.

24	Hutchison Telecommunications International Limited	Interim Report 2007

Disclosure of Interests

(III)	HutchEssar Employees Stock Option Plan 2005 of Hutchison Essar Limited (now known as “Vodafone Essar Limited”)

The HutchEssar Employees Stock Option Plan 2005 (“HutchEssar Option Plan”) of Hutchison Essar Limited (“Hutchison Essar”) was approved for adoption by the shareholders of Hutchison Essar on 21 December 2005 and subsequently by the shareholders of the Company at the annual general meeting held on 16 May 2006. On 8 May 2007, Hutchison Essar has ceased to be a subsidiary of the Company as a consequence of the sale of CGP Investments (Holdings) Limited which held the Company’s entire interests in Hutchison Essar to Vodafone International Holdings B.V., a third party independent of the Company and of the connected persons of the Company. Accordingly, the disclosure made for the HutchEssar Option Plan as set out below is for the period from 1 January 2007 to 8 May 2007.

Details of the movement of share options outstanding under the HutchEssar Option Plan during the period from 1 January 2007 to 8 May 2007 are as follows:

	Date of grant of share options	Number of share options held at 1 January 2007		Granted from 1 January 2007 to 8 May 2007	Exercised from 1 January 2007 to 8 May 2007	Lapsed/ cancelled from 1 January 2007 to 8 May 2007	Number of share options held at 8 May 2007	Exercise period of share options (4)	Exercise price of share options	Price of Hutchison Essar share
Name or category of participants										At the grant date of share options (4)	At the exercise date of share options (4)
									INR	INR	INR
Employees in aggregate

	23.12.2005	3,805,840	(1)	–	–	(229,440)	3,576,400	N/A	247.99	N/A	N/A

	23.12.2005	249,018	(1)	–	–	(19,940)	229,078	N/A	480.91	N/A	N/A

	26.6.2006	582,859	(2)	–	–	(98,013)	484,846	N/A	247.99	N/A	N/A

	26.6.2006	124,842	(2)	–	–	(16,703)	108,139	N/A	480.91	N/A	N/A

	26.6.2006	859,166	(2)	–	–	(101,009)	758,157	N/A	641.89	N/A	N/A

	15.11.2006	13,948	(3)	–	–	–	13,948	N/A	247.99	N/A	N/A

	15.11.2006	26,104	(3)	–	–	–	26,104	N/A	641.89	N/A	N/A

Total		5,661,777		–	–	(465,105)	5,196,672

Notes:

(1)	On 23 December 2005, share options were offered to the relevant employees effective from 1 July 2005 under the HutchEssar Option Plan.

(2)	On 26 June 2006, share options were offered to the relevant employees effective from 28 April 2006 under the HutchEssar Option Plan.

(3)	On 15 November 2006, share options were offered to the relevant employees effective from 15 November 2006 under the HutchEssar Option Plan.

(4)	No share option granted under the HutchEssar Option Plan will vest unless and until Hutchison Essar has completed an initial public offering and listing of its shares on a recognised stock exchange.

(5)	Shares of Hutchison Essar were not listed in any recognised stock exchange at any time during the period from 1 January 2007 to 8 May 2007.

No share option had been granted under the HutchEssar Option Plan during the period from 1 January 2007 to 8 May 2007.

Interim Report 2007	Hutchison Telecommunications International Limited	25

Corporate Governance

The Company is committed to achieving and maintaining the highest standards of corporate governance. The Board considers effective corporate governance essential to protecting shareholders’ interests and enhancing stakeholder value. Accordingly, the Board attributes a high priority to identifying and implementing appropriate corporate governance practices to ensure transparency, accountability and effective internal controls.

Compliance with the Code on Corporate Governance Practices

The Company has been fully compliant with all code provisions of the Code on Corporate Governance Practices contained in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) throughout the six months ended 30 June 2007. Corporate governance practices adopted by the Company during such period are in conformity with those adopted by the Company for the year ended 31 December 2006, which were set out in the 2006 Annual Report of the Company.

Securities Transactions

The Board has adopted the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules (the “Model Code”) which is supplemented by the Securities Trading Policy as the Company’s code of conduct regarding Directors’ securities transactions. The Securities Trading Policy also applies to all personnel of the Company and its subsidiaries and all transactions in the Company’s securities. All Directors have confirmed that they have complied with the provisions of both the Model Code and the Securities Trading Policy in their securities transactions throughout the accounting period covered by this interim report.

Audit Committee

The Audit Committee of the Company comprises the three Independent Non-executive Directors, and is chaired by Mr Kevin Westley. All committee members possess appropriate business and financial management experience and skills to understand financial statements and internal controls. In addition, the Audit Committee is authorised to obtain outside legal or other independent professional advice and to secure the assistance of outsiders with relevant experience and expertise if it considers necessary. The Audit Committee meets regularly with management and the external auditors of the Company and reviews matters relating to audit, accounting and financial statements as well as internal control, risk evaluation and general compliance of the Group and reports directly to the Board. The terms of reference of the Audit Committee adopted by the Board are published on the Company’s website. The Group’s unaudited condensed consolidated interim accounts for the six months ended 30 June 2007 have been reviewed by the Audit Committee.

Remuneration Committee

The Remuneration Committee of the Company comprises three members with expertise in human resources and personnel emoluments. The Committee, chaired by the Chairman Mr Fok Kin-ning, Canning with Messrs Kwan Kai Cheong and Kevin Westley, both Independent Non-executive Directors as members, is charged with the responsibility of assisting the Board in achieving its objective of attracting, retaining and motivating people of the highest calibre and experience needed to develop and implement the Group’s strategy taking into consideration its substantial international operations. The Committee is also responsible for the development and administration of a fair and transparent procedure for setting policies on the remuneration of Directors and senior management of the Company and for determining their remuneration packages. The terms of reference of the Committee adopted by the Board are published on the Company’s website.

26	Hutchison Telecommunications International Limited	Interim Report 2007

Report on Review of Interim Financial Report

To the Board of Directors of Hutchison Telecommunications International Limited

(incorporated in the Cayman Islands with limited liability)

Introduction

We have reviewed the interim financial report set out on pages 27 to 52, which comprises the condensed consolidated balance sheet of Hutchison Telecommunications International Limited (the “Company”) and its subsidiaries (together, the “Group”) as at 30 June 2007 and the related condensed consolidated income statement, condensed consolidated statement of recognised income and expense and condensed consolidated cash flow statement for the six-month period then ended and explanatory notes. The Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial report to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants. The directors of the Company are responsible for the preparation and presentation of this interim financial report in accordance with Hong Kong Accounting Standard 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on this interim financial report based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial report consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial report is not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 “Interim Financial Reporting”.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 21 August 2007

Interim Report 2007	Hutchison Telecommunications International Limited	27

Condensed Consolidated Income Statement

For the six months ended 30 June

	Note	Unaudited 2006 HK$ millions	Unaudited 2007 HK$ millions	Unaudited 2007 US$ millions
				(Note 27)
Continuing operations:
Turnover	3	8,581	9,639	1,233
Cost of inventories sold		(501)	(1,144)	(146)
Staff costs		(952)	(1,001)	(128)
Depreciation and amortisation		(1,904)	(1,982)	(254)
Other operating expenses		(4,685)	(4,684)	(599)

Operating profit before disposal of investments and others		539	828	106
Profit/(loss) on disposal of investments and others	5	(1)	4	1

Operating profit		538	832	107
Interest income	6	31	628	80
Interest and other finance costs	6	(868)	(797)	(102)
Share of results of associates		(1)	–	–

Profit/(loss) before taxation		(300)	663	85
Taxation	7	(262)	(322)	(42)
Profit/(loss) from continuing operations		(562)	341	43

Discontinued operations:
Profit from discontinued operations	8	1,206	70,502	9,017
Profit for the period		644	70,843	9,060
Attributable to:
Equity holders of the Company:
– continuing operations		(676)	57	7
– discontinued operations		678	70,031	8,957
		2	70,088	8,964
Minority interest
– continuing operations		114	284	36
– discontinued operations		528	471	60
		642	755	96
		644	70,843	9,060
Dividends	9	–	32,234	4,123
Earnings/(loss) per share from continuing operations attributable to equity holders of the Company:
– basic	10	HK$ (0.14)	HK$ 0.01	US$0.00
– diluted	10	HK$ (0.14)	HK$ 0.01	US$0.00
Earnings per share attributable to equity holders of the Company:
– basic	10	HK$ 0.00	HK$14.69	US$1.88
– diluted	10	HK$ 0.00	HK$14.59	US$1.87

The accompanying notes are an integral part of these condensed consolidated interim accounts.

28	Hutchison Telecommunications International Limited	Interim Report 2007

Condensed Consolidated Balance Sheet

	Note	Audited As at 31 December 2006 HK$ millions	Unaudited As at 30 June 2007 HK$ millions	Unaudited As at 30 June 2007 US$ millions
				(Note 27)
ASSETS
Current assets
Cash and cash equivalents		2,048	40,226	5,145
Trade and other receivables	11	10,090	4,397	562
Stocks		436	452	58
Derivative financial assets		23	13	2

Total current assets		12,597	45,088	5,767

Non-current assets
Fixed assets	12	31,962	17,732	2,268
Goodwill	13	19,571	6,053	774
Other intangible assets	14	10,760	8,806	1,126
Other non-current assets	15	3,829	3,835	491
Deferred tax assets		997	386	49
Interests in associates		2	2	–

Total non-current assets		67,121	36,814	4,708

Total assets		79,718	81,902	10,475
LIABILITIES
Current liabilities
Trade and other payables	16	13,479	7,742	990
Borrowings	17	16,048	8,405	1,075
Current income tax liabilities		153	24	3
Derivative financial liabilities		185	401	52

Total current liabilities		29,865	16,572	2,120

Non-current liabilities
Borrowings	17	23,369	5,197	665
Deferred tax liabilities		1,075	983	125
Other non-current liabilities	18	2,992	2,574	329

Total non-current liabilities		27,436	8,754	1,119

Total liabilities		57,301	25,326	3,239

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	19	1,191	1,194	153
Reserves	20	15,468	53,054	6,786
		16,659	54,248	6,939
Minority interest	21	5,758	2,328	297

Total equity		22,417	56,576	7,236

Total equity and liabilities		79,718	81,902	10,475
Net current assets/(liabilities)		(17,268)	28,516	3,647
Total assets less current liabilities		49,853	65,330	8,355

The accompanying notes are an integral part of these condensed consolidated interim accounts.

Interim Report 2007	Hutchison Telecommunications International Limited	29

Condensed Consolidated Cash Flow Statement

For the six months ended 30 June

	Unaudited 2006 HK$ millions	Unaudited 2007 HK$ millions	Unaudited 2007 US$ millions
			(Note 27)
Cash flows from operating activities
Continuing operations:
Profit/(loss) before taxation	(300)	663	85
Adjustments for:
– Interest income	(31)	(628)	(80)
– Interest and other finance costs	868	797	102
– Depreciation and amortisation	1,904	1,982	254
– Recognition of share-based payments	58	36	5
– (Gain)/loss on disposal of investments and others, net	1	(4)	(1)
– Loss on disposal and impairment of fixed assets	2	2	–
– Write-off of customer acquisition and retention costs	25	26	3
– Share of results of associates	1	–	–
– Changes in working capital
– (Increase)/decrease in stocks	174	(59)	(8)
– Increase in trade receivables and other receivables	(198)	(852)	(109)
– Decrease in short-term receivable from related companies	46	21	3
– Increase/(decrease) in trade and other payables	(295)	411	54
– Increase/(decrease) in short-term payable to related companies	(18)	56	7

Cash generated from continuing operations	2,237	2,451	315
Interest received	31	604	77
Interest and other finance costs paid	(845)	(648)	(83)
Taxes paid	(215)	(369)	(47)

Net cash generated from operating activities of continuing operations	1,208	2,038	262

Discontinued operations:

Cash generated from discontinued operations	1,321	932	119
Interest received	27	16	2
Interest and other finance costs paid	(303)	(713)	(92)
Taxes paid	(70)	(89)	(11)

Net cash generated from operating activities of discontinued operations	975	146	18

Net cash generated from operating activities	2,183	2,184	280

The accompanying notes are an integral part of these condensed consolidated interim accounts.

30	Hutchison Telecommunications International Limited	Interim Report 2007

Condensed Consolidated Cash Flow Statement

For the six months ended 30 June

	Unaudited 2006 HK$ millions	Unaudited 2007 HK$ millions	Unaudited 2007 US$ millions
			(Note 27)
Cash flows from investing activities
Continuing operations:
Purchases of fixed assets	(514)	(970)	(124)
Upfront and fixed periodic payments for telecommunication licences	(100)	(135)	(17)
Additions to customer acquisition and retention costs	(221)	(261)	(33)
Additions to prepaid capacity and maintenance	(13)	(68)	(9)
Advanced payments for network roll out	(337)	(272)	(35)
Reduction of deposits pledged with banks	8	7	1
Proceeds on disposal of fixed assets	11	11	1

Net cash used in investing activities of continuing operations	(1,166)	(1,688)	(216)
Discontinued operations:
Cash used in investing activities of discontinued operations	(6,684)	(4,697)	(601)
Proceeds on disposal of subsidiaries, net of cash disposed of	–	83,185	10,640
Net cash from/(used in) investing activities of discontinued operations	(6,684)	78,488	10,039
Net cash flow from/(used in) investing activities	(7,850)	76,800	9,823

Cash flows from financing activities
Continuing operations:
Net cash flow from financing activities	(64)	(10,330)	(1,321)
Proceeds from exercise of share options of the Company	–	82	10
Proceeds from exercise of share options of a subsidiary	47	98	13
Equity contribution from minority shareholders	195	–	–
Dividend paid to equity holders of the Company	–	(32,234)	(4,123)
Dividend paid to minority shareholders	(138)	(259)	(33)
Increase/(decrease) in loan from minority shareholders	(187)	129	16
Net cash used in financing activities of continuing operations	(147)	(42,514)	(5,438)

Discontinued operations:
Net cash generated from financing activities of discontinued operations	6,366	1,708	218
Net cash flows (used in)/from financing activities	6,219	(40,806)	(5,220)
Increase in cash and cash equivalents	552	38,178	4,883
Cash and cash equivalents as at 1 January	2,436	2,048	262
Cash and cash equivalents as at 30 June	2,988	40,226	5,145
Analysis of net cash/(debt)
Cash and cash equivalents as at 30 June	2,988	40,226	5,145
Borrowings as at 30 June	(35,464)	(13,602)	(1,740)
Net cash/(debt) as at 30 June	(32,476)	26,624	3,405

The accompanying notes are an integral part of these condensed consolidated interim accounts.

Interim Report 2007	Hutchison Telecommunications International Limited	31

Condensed Consolidated Statement of Recognised Income and Expense

For the six months ended 30 June

	Unaudited 2006 HK$ millions	Unaudited 2007 HK$ millions	Unaudited 2007 US$ millions
			(Note 27)
Currency translation differences	(328)	1,060	136
Actuarial gains of defined benefits plans	–	1	–
Net income/(expense) recognised directly in equity	(328)	1,061	136

Profit for the period	644	70,843	9,060

Total recognised income for the period	316	71,904	9,196
Attributable to:
Equity holders of the Company	(295)	70,820	9,058
Minority interest	611	1,084	138

	316	71,904	9,196

The accompanying notes are an integral part of these condensed consolidated interim accounts.

32	Hutchison Telecommunications International Limited	Interim Report 2007

Notes to the Condensed Consolidated Interim Accounts

1.	General Information

Hutchison Telecommunications International Limited (the “Company”) was incorporated in the Cayman Islands on 17 March 2004 as a company with limited liability. The address of its registered office is Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands. The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (“SEHK”) and in the form of American Depositary Shares on New York Stock Exchange, Inc. (“NYSE”).

The Company and its subsidiaries (together the “Group”) are engaged in mobile telecommunications and related businesses in Hong Kong and Macau, Israel, Thailand, Indonesia, Vietnam, Sri Lanka and Ghana. The Group also has fixed-line telecommunications business/licence in Hong Kong and Israel. On 8 May 2007, the Company completed the sale of its entire interests in CGP Investments (Holdings) Limited (“CGP”) (see Note 8) and ceased to be engaged in mobile telecommunications and related business in India.

These unaudited condensed consolidated interim accounts (“interim accounts”) have been approved for issuance by the Board of Directors on 21 August 2007.

2.	Basis of Preparation and Changes in Accounting Policies

(a)	Basis of Preparation

These interim accounts are for the six months ended 30 June 2007. They have been prepared in accordance with Hong Kong Accounting Standard (“HKAS”) 34 “Interim financial reporting” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”).

These interim accounts should be read in conjunction with the 2006 annual accounts. The accounting policies and methods of computation used in the preparation of these interim accounts are consistent with those used in 2006 annual accounts, except for the changes in accounting policies made thereafter in adopting certain new or revised Hong Kong Financial Reporting Standards (“HKFRS”, which term collectively includes HKAS and related interpretations). The changes to the Group’s accounting policies and the effect of adopting new policies are set out below.

Interim Report 2007	Hutchison Telecommunications International Limited	33

Notes to the Condensed Consolidated Interim Accounts

2.	Basis of Preparation and Changes in Accounting Policies (continued)

(b)	Changes in Accounting Policies

In 2007, the Group adopted the new or revised HKFRS standards below, which are relevant to its operations.

HKFRS 7	Financial instruments disclosures

Amendment to HKAS 1	Presentation of financial statements – capital disclosures

HK(IFRIC) Interpretation 7	Applying the restatement approach under HKAS 29 “Financial reporting in hyperinflationary economies”

HK(IFRIC) Interpretation 8	Scope of HKFRS 2

HK(IFRIC) Interpretation 9	Reassessment of embedded derivatives

HK(IFRIC) Interpretation 10	Interim reporting and impairment

The adoption of HKFRS 7, amendments to HKAS 1, HK(IFRIC) Interpretations 7, 8, 9 and 10 did not result in substantial changes to the Group’s accounting policies. In summary:

■

The HKFRS 7 deals with the disclosure requirements in relation to all risks arising from financial instruments within HKAS 39, and applies to any entity that holds financial instruments. HKFRS 7 requires an entity to disclose the significance of financial instruments to the entity’s financial position and performance, as well as the qualitative and quantitative information about the nature and extent of risk exposures arising from financial instruments. This standard does not have any impact on the classification and valuation of the Group’s financial instruments. The new disclosure requirements introduced by HKFRS 7 will be made in the annual accounts for the year ending 31 December 2007.

■

The amendment to HKAS 1 deals with the capital disclosure requirements of an entity. The amendment to HKAS 1 requires the disclosure of (i) qualitative information about an entity’s objectives, policies and processes for managing capital; (ii) summary quantitative data about what the entity manages as capital; and (iii) whether the entity has complied with any externally imposed capital requirements and the consequences of any non-compliance. The new disclosure requirements introduced by amendment to HKAS 1 will be made in the annual accounts for the year ending 31 December 2007.

■

The HK(IFRIC) Interpretation 7 provides guidance on how to apply HKAS 29 “Financial Reporting in Hyperinflationary Economies” in the reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, not having been hyperinflationary in the prior period. None of the group entities has a currency of a hyperinflationary economy as its functional currency.

■

The HK(IFRIC) Interpretation 8 clarifies that if the identifiable consideration received (if any) appears to be less than the fair value of the equity instruments granted or liability incurred, typically this circumstance indicates that other consideration (i.e. unidentifiable goods or services) has been or will be received. The entity shall measure the identifiable goods or services received in accordance with HKFRS 2, and measure the unidentifiable goods or services as the difference between the fair value of the share-based payment and the fair value of any identifiable goods or services received or to be received.

■

The HK(IFRIC) Interpretation 9 clarifies that an entity shall assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity has first become a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required.

■

The HK(IFRIC) Interpretation 10 prohibits the impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost to be reversed at a subsequent balance sheet date.

34	Hutchison Telecommunications International Limited	Interim Report 2007

Notes to the Condensed Consolidated Interim Accounts

2.	Basis of Preparation and Changes in Accounting Policies (continued)

(b)	Changes in Accounting Policies (continued)

The following new standards, amendments to standards and interpretations have been issued but are not effective for the year ending 31 December 2007 and have not been early adopted:

HK(IFRIC) Interpretation 11	HKFRS 2 – Group and treasury share transactions

HK(IFRIC) Interpretation 12	Service concession arrangements

HKFRS 8	Operating segments

Revised HKAS 23	Borrowing costs

The adoption of these new standards, amendments to standards and interpretations is not expected to result in substantial changes to the Group’s accounting policies.

3.	Turnover

Turnover comprises revenues from the provision of mobile telecommunications services; handset and accessory sales; fixed-line telecommunications services in Hong Kong, and other non-telecommunications businesses. An analysis of turnover is as follows:

	Six months ended 30 June
	2006 HK$ millions	2007 HK$ millions
Mobile telecommunications services	6,564	7,591
Mobile telecommunications products	616	837
Fixed-line telecommunications services	1,163	1,199
Other non-telecommunications businesses	238	12
	8,581	9,639

Interim Report 2007	Hutchison Telecommunications International Limited	35

Notes to the Condensed Consolidated Interim Accounts

4.	Segment Information

Segmental information is provided on the basis of primary geographical regions which is the basis on which the Group manages its world-wide interests. The Hong Kong and Macau region is further subdivided into mobile telecommunications and fixed-line telecommunications business segments. Management of the Group measures the performance of its segments based on earnings before interest, taxation, depreciation and amortisation (“EBITDA”) or loss before interest, taxation, depreciation and amortisation (“LBITDA”) and operating profit/(loss). The segment information on turnover, operating profit/(loss) agreed to the aggregate information in the interim accounts. As such, no reconciliation between the segment information and the aggregate information in the interim accounts is presented.

	Six months ended 30 June 2006
	Hong Kong and Macau						Continuing operations	Discontinued operations-
	mobile HK$ millions	fixed-line HK$ millions	Subtotal HK$ millions	Israel HK$ millions	Thailand HK$ millions	Others* HK$ millions	Total HK$ millions	India HK$ millions

Turnover	1,975	1,163	3,138	4,569	530	344	8,581	7,085

EBITDA/(LBITDA)	639	436	1,075	1,507	49	(188)	2,443	2,316

Depreciation and amortisation	(568)	(307)	(875)	(728)	(278)	(23)	(1,904)	(553)

Operating profit/(loss) before disposal of investments and others	71	129	200	779	(229)	(211)	539	1,763

Loss on disposal of investments and others	–	–	–	(1)	–	–	(1)	–

Operating profit/(loss)	71	129	200	778	(229)	(211)	538	1,763

Capital expenditures on
– fixed assets	85	186	271	275	56	117	719	2,990
– other intangible assets	208	13	221	–	–	1,340	1,561	–

*

“Others” segment as at and for the six months ended 30 June 2006 is comprised of Sri Lanka, Ghana, Indonesia, Vietnam, Corporate as well as the Group’s non-telecommunications businesses in Hong Kong, the People’s Republic of China, Malaysia and Singapore which were subsequently disposed of in July 2006.

36	Hutchison Telecommunications International Limited	Interim Report 2007

Notes to the Condensed Consolidated Interim Accounts

4.	Segment Information (continued)

	Six months ended 30 June 2007
	Hong Kong and Macau						Continuing operations	Discontinued operations-
	mobile HK$ millions	fixed-line HK$ millions	Subtotal HK$ millions	Israel HK$ millions	Thailand HK$ millions	Others* HK$ millions	Total HK$ millions	India HK$ millions

Turnover	2,322	1,199	3,521	5,420	495	203	9,639	6,989

EBITDA/(LBITDA)	772	466	1,238	1,789	32	(249)	2,810	2,313

Depreciation and amortisation	(538)	(315)	(853)	(775)	(305)	(49)	(1,982)	(187)

Operating profit/(loss) before disposal of investments and others	234	151	385	1,014	(273)	(298)	828	2,126

Profit on disposal of investments and others	–	–	–	4	–	–	4	–

Operating profit/(loss)	234	151	385	1,018	(273)	(298)	832	2,126

Capital expenditures on
– fixed assets	192	185	377	364	17	715	1,473	3,330
– other intangible assets	247	14	261	1	–	79	341	48

*	“Others” segment as at and for the six months ended 30 June 2007 is comprised of Sri Lanka, Ghana, Indonesia, Vietnam and Corporate.

Interim Report 2007	Hutchison Telecommunications International Limited	37

Notes to the Condensed Consolidated Interim Accounts

5.	Profit/(Loss) on Disposal of Investments and Others

During the six months ended 30 June 2007, the Group’s shareholding in Partner Communications Company Ltd. (“Partner”) was diluted by approximately 0.7% to 50.4% following the exercise of share options held by Partner’s option holders. The Group recorded a gain on partial disposal of a subsidiary of approximately HK$4 million for the six months ended 30 June 2007 (six months ended 30 June 2006 – loss of HK$1 million).

6.	Interest and Other Finance Costs, Net

	Six months ended 30 June
	2006 HK$ millions	2007 HK$ millions
Interest income	31	628
Interest and other finance costs	(868)	(797)
Interest and other finance costs, net	(837)	(169)
Capitalisation rate applied to funds borrowed for the funding of the assets	4.84% to 7.15%	4.71% to 7.38%
Interest capitalised in respect of construction of fixed assets	10	107

7.	Taxation

	Six months ended 30 June 2006			Six months ended 30 June 2007
	Current taxation HK$ millions	Deferred taxation HK$ millions	Total HK$ millions	Current taxation HK$ millions	Deferred taxation HK$ millions	Total HK$ millions
Hong Kong	14	1	15	(3)	–	(3)
Outside Hong Kong	215	32	247	383	(58)	325
	229	33	262	380	(58)	322

Hong Kong profits tax has been provided for at the rate of 17.5% (six months ended 30 June 2006 – 17.5%) on the estimated assessable profits less available tax losses. Taxation outside Hong Kong has been provided for at the applicable current rates of taxation ruling in the relevant countries on the estimated assessable profits less available tax losses. The change in average applicable tax rate is caused by a change in the profitability of the Group’s subsidiaries in respective countries.

38	Hutchison Telecommunications International Limited	Interim Report 2007

Notes to the Condensed Consolidated Interim Accounts

8.	Profit from Discontinued Operations

On 11 February 2007, the Company entered into an agreement to sell its entire interests in CGP, a company which held all of the Company’s direct and indirect equity and loan interests in its Indian mobile telecommunications operation, comprising Hutchison Essar Limited (now known as “Vodafone Essar Limited”) (“Hutchison Essar”) and its subsidiaries to Vodafone International Holdings B.V. (“Vodafone”), a wholly owned subsidiary of Vodafone Group Plc, for a cash consideration of approximately US$11.1 billion (approximately HK$86.6 billion) (the “Transaction”). Accordingly, the results of the Group’s Indian mobile telecommunications operations were presented as discontinued operations in accordance with HKFRS 5 “Non-current assets held for sale and discontinued operations”. The presentation of comparative information in respect of the six months ended 30 June 2006 which was previously reported in the 2006 interim accounts has been amended to conform with the requirements of HKFRS 5.

Subsequently, Essar Teleholdings Limited (“ETH”), a shareholder of Hutchison Essar, and certain affiliates (collectively “Essar”) asserted various rights in relation to the Transaction and threatened to commence proceedings in the Indian courts in order to enforce those alleged rights, including by preventing completion of the Transaction. On 15 March 2007, the Company entered into a conditional settlement agreement (the “Settlement Agreement”) with Essar pursuant to which Essar agreed to, amongst others: (i) refrain from doing anything which would prevent, delay or inhibit completion of the Transaction; (ii) use all reasonable endeavours to ensure completion of the Transaction is achieved as soon as practically possible; (iii) waive rights it has or claims to have in respect of certain matters including those related to the Transaction; and (iv) terminate certain agreements, alleged agreements and understandings relating to the relationship connected to Hutchison Essar. In consideration, upon completion of the Transaction, the Company agreed to make scheduled payments aggregating US$415 million (approximately HK$3.2 billion) before interest (the “Settlement Amount”), of which US$373.5 million (approximately HK$2.9 billion) was paid during the six months ended 30 June 2007.

On 8 May 2007, the Company completed the Transaction. In consideration of Vodafone’s agreement to waive certain potential claims against the Company under the Agreement, the Company agreed to a retention from the consideration of an amount of US$352 million (approximately HK$2.8 billion) (the “Retention Amount”). By a deed entered into on 8 May 2007 by Vodafone and the Company (the “Supplemental Deed”), the parties agreed the basis and the terms on which Vodafone is entitled to apply an equivalent sum of the Retention Amount to meet certain specified liabilities which Vodafone may incur in connection with the interests effectively acquired through the Transaction during a period of up to ten years following the date of completion of the Transaction (the “Retention Period”). If and to the extent such specified liabilities are not incurred and the Retention Amount is not applied by the end of the Retention Period, Vodafone shall return such unutilised part of the Retention Amount to the Company together with interest thereon. Having regard to the terms surrounding the retention and release of any Retention Amount, the Company has made a full provision against recovery of any part of the Retention Amount.

Interim Report 2007	Hutchison Telecommunications International Limited	39

Notes to the Condensed Consolidated Interim Accounts

8.	Profit from Discontinued Operations (continued)

An analysis of the result of the discontinued operations, and the profit on disposal of discontinued operations, is as follows:

	Six months ended 30 June 2006 HK$ millions	Period ended 8 May 2007 HK$ millions
Turnover	7,085	6,989
Cost of inventories sold	(66)	(60)
Staff costs	(313)	(455)
Depreciation and amortisation	(553)	(187)
Other operating expenses	(4,390)	(4,161)
Operating profit	1,763	2,126
Interest income	30	19
Interest and other finance costs, net	(519)	(625)
Profit before taxation	1,274	1,520
Taxation	(68)	(361)
Profit of discontinued operations	1,206	1,159
Profit on disposal of discontinued operations	–	69,343
Profit from discontinued operations	1,206	70,502
Attributable to:
Equity holders of the Company	678	70,031
Minority interest	528	471
	1,206	70,502

The information on the basic and diluted earnings per share for the discontinued operations is presented in Note 10.

9.	Dividends

During the six months ended 30 June 2007, the Company declared a special cash dividend (the “Transaction Special Dividend”) of HK$6.75 per share, or approximately HK$32,234 million in aggregate, paid on 29 June 2007. The Transaction Special Dividend was paid out of the proceeds from the Transaction (see Note 8).

The Company did not declare any dividend for the six months ended 30 June 2006.

40	Hutchison Telecommunications International Limited	Interim Report 2007

Notes to the Condensed Consolidated Interim Accounts

10.	Earnings/(Loss) per Share

Basic

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	Six months ended 30 June
	2006	2007
Weighted average number of shares in issue	4,752,546,209	4,770,927,865
Profit/(loss) from continuing operations attributable to equity holders of the Company (HK$ millions)	(676)	57
Basic earnings/(loss) per share from continuing operations (HK$ per share)	(0.14)	0.01
Profit from discontinued operations attributable to equity holders of the Company (HK$ millions)	678	70,031
Basic earnings per share from discontinued operations (HK$ per share)	0.14	14.68
Profit attributable to equity holders of the Company (HK$ millions)	2	70,088
Basic earnings per share attributable to equity holders of the Company (HK$ per share)	0.00	14.69

Diluted

Diluted earnings/(loss) per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of the share options that have been granted under the Company’s share option scheme to reflect the dilutive potential ordinary shares of the Company. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s shares over the period) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Six months ended 30 June
	2006	2007
Weighted average number of shares in issue	4,752,546,209	4,770,927,865
Adjustment for share options	21,214,752	33,171,383
Weighted average number of shares for diluted earnings/(loss) per share	4,773,760,961	4,804,099,248
Diluted earnings/(loss) per share from continuing operations (HK$ per share)	(0.14)	0.01
Diluted earnings per share from discontinued operations (HK$ per share)	0.14	14.58
Diluted earnings per share attributable to equity holders of the Company (HK$ per share)	0.00	14.59

Interim Report 2007	Hutchison Telecommunications International Limited	41

Notes to the Condensed Consolidated Interim Accounts

11. Trade and Other Receivables

	Note		As at 31 December 2006 HK$ millions	As at 30 June 2007 HK$ millions
Trade receivables			4,472	3,252
Less: provision for trade receivables			(909)	(457)
Trade receivables, net of provision	(a	)	3,563	2,795
Other receivables and prepayments	(b	)	6,477	1,102
Held-to-maturity debt securities	(c	)	–	430
Deposits pledged with a bank	(d	)	–	41
Receivables from related companies (see Note 25)			50	29
			10,090	4,397

(a)	Trade Receivables, Net of Provision

The Group has established credit policies for customers. The average credit period granted for trade receivables ranges from 30 to 45 days.

	As at 31 December 2006 HK$ millions	As at 30 June 2007 HK$ millions
The ageing analysis of the trade receivables, net of provision is as follows:
Current	2,212	1,553
31-60 days	648	522
61-90 days	173	113
Over 90 days	530	607
	3,563	2,795

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

(b)	Other Receivables and Prepayments

	As at 31 December 2006 HK$ millions	As at 30 June 2007 HK$ millions
Consideration paid in advance for the acquisition of BPL Mobile Communications Limited (“BPMCL”) (Note (i))	2,820	–
Others (Note (ii))	3,657	1,102
	6,477	1,102

Note (i): The consideration paid in advance by Hutchison Essar for the acquisition of BPMCL was effectively acquired by Vodafone when Vodafone acquired CGP from the Company in May 2007.

Note (ii): Others comprised, inter alia utilities and sundry deposits, prepaid expenses and prepayment to suppliers.

Credit risk associated with the other receivables and prepayments is considered minimal as the amount is refundable in nature if not being utilised. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivables and prepayments mentioned above.

42	Hutchison Telecommunications International Limited	Interim Report 2007

Notes to the Condensed Consolidated Interim Accounts

11.	Trade and Other Receivables (continued)

(c)

The held-to-maturity debt securities, representing investment in corporate and other bonds, are carried at amortised cost. The corporate and other bonds, and interest thereon, are restricted to be used for repayment of the current portion of amounts due under the defeased finance lease arrangement.

(d)

Deposits pledged with a bank are carried at amortised cost, which approximate their fair value as the deposits carry floating interest rates and have an average maturity of 1 to 3 months. These deposits are pledged to a bank as collateral to secure a subsidiary’s obligations under the defeasance of finance lease, which will be fully settled within twelve months from the balance sheet date.

12.	Fixed Assets

	Buildings HK$ millions	Telecom- munications and network equipment HK$ millions	Construction in progress HK$ millions	Other assets HK$ millions	Total HK$ millions
As at 1 January 2007
Cost	230	43,539	2,750	7,050	53,569
Accumulated depreciation and impairment losses	(53)	(16,753)	–	(4,801)	(21,607)
Net book value	177	26,786	2,750	2,249	31,962
Six months ended 30 June 2007
Net book value as at 1 January 2007	177	26,786	2,750	2,249	31,962
Additions
– continuing operations	–	895	378	200	1,473
– discontinued operations	–	–	3,330	–	3,330
Disposals	(7)	(8)	(1)	(4)	(20)
Relating to subsidiaries disposed of	(126)	(15,953)	(2,390)	(730)	(19,199)
Transfer between categories	10	3,058	(3,316)	248	–
Depreciation charge for the period
– continuing operations	(1)	(992)	–	(355)	(1,348)
– discontinued operations	(1)	(131)	–	(29)	(161)
Exchange translation differences	9	1,288	328	70	1,695
Net book value as at 30 June 2007	61	14,943	1,079	1,649	17,732
As at 30 June 2007
Cost	85	28,952	1,079	5,989	36,105
Accumulated depreciation and impairment losses	(24)	(14,009)	–	(4,340)	(18,373)
Net book value	61	14,943	1,079	1,649	17,732

The carrying values of all fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses.

Interim Report 2007	Hutchison Telecommunications International Limited	43

Notes to the Condensed Consolidated Interim Accounts

13.	Goodwill

HK$ millions
Gross carrying amount and net book value as at 1 January 2007	19,571
Relating to subsidiaries disposed of	(14,835)
Relating to subsidiaries partially disposed of	(12)
Exchange translation differences	1,329

Gross carrying amount and net book value as at 30 June 2007	6,053

Accumulated impairment losses as at 1 January 2007 and 30 June 2007	–

14.	Other Intangible Assets

	Telecom- munications licences HK$ millions	Customer acquisition and retention costs HK$ millions	Brand name HK$ millions	Customer base HK$ millions	Total HK$ millions
As at 1 January 2007
Cost	10,105	1,179	753	3,631	15,668
Accumulated amortisation	(3,273)	(813)	(79)	(743)	(4,908)
Net book value	6,832	366	674	2,888	10,760
Six months ended 30 June 2007
Net book value as at 1 January 2007	6,832	366	674	2,888	10,760
Additions
– continuing operations	80	261	–	–	341
– discontinued operations	48	–	–	–	48
Write off during the period	–	(26)	–	–	(26)
Relating to subsidiaries disposed of	(1,829)	–	–	(40)	(1,869)
Amortisation for the period
– continuing operations	(168)	(188)	(22)	(199)	(577)
– discontinued operations	(17)	–	–	(7)	(24)
Exchange translation differences	184	–	(7)	(24)	153
Net book value as at 30 June 2007	5,130	413	645	2,618	8,806
As at 30 June 2007
Cost	7,581	819	742	3,488	12,630
Accumulated amortisation	(2,451)	(406)	(97)	(870)	(3,824)
Net book value	5,130	413	645	2,618	8,806

44	Hutchison Telecommunications International Limited	Interim Report 2006

Notes to the Condensed Consolidated Interim Accounts

15.	Other Non-current Assets

			As at 31 December 2006 HK$ millions	As at 30 June 2007 HK$ millions
Prepaid capacity and maintenance			1,425	1,285
Other receivables and prepayments			929	1,394
Advanced payments for network rollout			356	632
Held-to-maturity debt securities	(a	)	551	121
Long-term deposits pledged with banks	(b	)	451	403
Loan to a related company (see Note 25)			117	–
			3,829	3,835

(a)

The held-to-maturity debt securities, representing investment in corporate and other bonds, are carried at amortised cost. The corporate and other bonds, and interest thereon, are restricted to be used for repayment of the non-current portion of amounts due under the defeased finance lease arrangement.

(b)

Long-term deposits are carried at amortised cost, which approximate their fair value as the deposits carry floating interest rates and have an average maturity of 1 to 3 months. As at 30 June 2007, the long-term deposits are pledged to a bank as collateral to certain performance bonds required by the Office of Telecommunications Authority (“OFTA”) in Hong Kong under the terms of the mobile telecommunications licence granted to a subsidiary. As at 31 December 2006, the long-term deposits were pledged to a bank as collateral to secure a subsidiary’s obligations under the defeasance of finance lease and certain performance bonds required by the OFTA in Hong Kong under the terms of the mobile telecommunications licence granted to a subsidiary.

Interim Report 2007	Hutchison Telecommunications International Limited	45

Notes to the Condensed Consolidated Interim Accounts

16.	Trade and Other Payables

	Note		As at 31 December 2006 HK$ millions	As at 30 June 2007 HK$ millions
Trade payables	(a	)	2,531	1,607
Accrued expenses and other payables			7,952	4,169
Deferred revenue			580	346
Receipts in advance			1,944	885
Current portion of licence fees liabilities			259	580
Payables to related companies (see Note 25)			99	155
Share-based payment liabilities			114	–
			13,479	7,742

(a) Trade payables
The ageing analysis of the trade payables is as follows:
Current			1,150	1,487
31-60 days			504	36
61-90 days			521	23
Over 90 days			356	61
			2,531	1,607

17.	Borrowings

	As at 31 December 2006 HK$ millions	As at 30 June 2007 HK$ millions
Current
Bank loans	13,171	7,960
Other loans	2,877	445
	16,048	8,405
Non-current
Bank loans	16,044	519
Other loans	3,619	996
Notes and debentures	3,706	3,682
	23,369	5,197
Total borrowings	39,417	13,602

46	Hutchison Telecommunications International Limited	Interim Report 2007

Notes to the Condensed Consolidated Interim Accounts

17.	Borrowings (continued)

The maturity of borrowings is as follows:

	As at 31 December 2006 HK$ millions	As at 30 June 2007 HK$ millions
Bank loans and overdrafts
Repayable within 5 years	29,215	8,479
Other loans
Repayable within 5 years	6,481	1,430
Not wholly repayable within 5 years	15	11
	6,496	1,441
Notes and debentures
Repayable within 5 years	–	3,682
Not wholly repayable within 5 years	3,706	–

Total borrowings	39,417	13,602

The non-current borrowings are repayable as follows:

Bank loans
After 1 year, but within 2 years	14,683	259
After 2 years, but within 5 years	1,361	260
Other loans
After 1 year, but within 2 years	1,819	984
After 2 years, but within 5 years	1,795	10
After 5 years	5	2
Notes and debentures
After 1 year, but within 2 years	–	294
After 2 years, but within 5 years	3,398	3,388
After 5 years	308	–
	23,369	5,197

Included in the other loans are obligations under finance lease, details as follows:

	As at 31 December 2006 HK$ millions	As at 30 June 2007 HK$ millions
The present value of finance lease obligations is as follows:
Not later than 1 year	13	443
After 1 year, but within 2 years	562	134
After 2 years, but within 5 years	7	–
After 5 years	2	–
	584	577

Interim Report 2007	Hutchison Telecommunications International Limited	47

Notes to the Condensed Consolidated Interim Accounts

17.	Borrowings (continued)

The fair values of the Group’s total borrowings as at 30 June 2007 are based on cash flows discounted using the effective interest rates of the Group’s total borrowings, excluding obligations under finance lease, ranging from 1.30% to 7.50% (as at 31 December 2006 – 2.19% to 10.61%).

The fair values of the Group’s total borrowings as at 30 June 2007 were approximately HK$13,764 million (as at 31 December 2006 – HK$39,321 million).

The outstanding loan balances are denominated in the following currencies:

	As at 31 December 2006 HK$ millions	As at 30 June 2007 HK$ millions
Hong Kong dollars	5,314	4,289
Israeli Shekel	4,258	4,201
Thai Baht	1,972	1,208
Japanese Yen	6,578	2,370
US dollars	6,664	1,534
Indian Rupees	14,631	–
	39,417	13,602

As at 30 June 2007, total borrowings of HK$3,697 million (as at 31 December 2006 – HK$8,042 million) are guaranteed by HWL and other related companies. Under the terms of a credit support agreement between the Company and HWL, the Company will pay a guarantee fee charged at normal commercial rates and will provide a counter-indemnity in favour of HWL and other related companies in respect of guarantees provided by them for so long as they are not discharged.

As at 30 June 2007, fixed assets and other assets of certain subsidiaries amounting to HK$3,251 million and HK$2,424 million respectively (as at 31 December 2006 – HK$27,603 million and HK$30,077 million respectively) were used as collateral for certain credit facilities of certain subsidiaries. The current portion of borrowings of the Group is secured to the extent of HK$4,625 million (as at 31 December 2006 – HK$6,594 million). The non-current portion of borrowings of the Group is secured to the extent of HK$969 million (as at 31 December 2006 – HK$18,249 million).

18.	Other Non-current Liabilities

	As at 31 December 2006 HK$ millions	As at 30 June 2007 HK$ millions
Non-current licence fees liabilities	2,549	2,330
Pension obligations	15	22
Employee retirement obligations	62	68
Deferred revenue	30	30
Accrued expenses and other payables	336	124
	2,992	2,574

48	Hutchison Telecommunications International Limited	Interim Report 2007

Notes to the Condensed Consolidated Interim Accounts

19.	Share Capital

(a)	Share Capital of the Company

(i)	Authorised share capital of the Company

The authorised share capital of the Company is comprised of 10 billion ordinary shares of HK$0.25 each (as at 31 December 2006 – 10 billion ordinary shares of HK$0.25 each) and 1 million preference shares of US$0.01 each (as at 31 December 2006 – 1 million preference shares of US$0.01 each).

(ii)	Issued share capital of the Company

	Number of shares	Issued and fully paid HK$ millions
Balance as at 1 January 2006 and 30 June 2006	4,752,546,209	1,188
Balance as at 1 July 2006	4,752,546,209	1,188
Issued during the period	13,426,333	3
Balance as at 31 December 2006	4,765,972,542	1,191
Balance as at 1 January 2007	4,765,972,542	1,191
Issued during the period (Note 19(b))	9,423,667	3
Balance as at 30 June 2007	4,775,396,209	1,194

(b)	Share Options of the Company

The movements in the number of share options outstanding and their related weighted average exercise price are as follows:

	Six months ended 30 June 2007
	Exercise price per share	Number of options
As at 1 January 2007	HK$ 8.70	50,457,000
Exercised (Note 19(a)(ii))	HK$ 8.70	(9,423,667)
As at 30 June 2007	HK$ 1.95*	41,033,333

*

The exercise price of the 41,033,333 options outstanding as at 29 June 2007 was adjusted from HK$8.70 to HK$1.95 per share as a result of the payment of the Transaction Special Dividend (see Note 9) and pursuant to the terms of the Share Option Scheme of the Company as amended by ordinary resolutions duly passed by shareholders of the Company on 8 May 2007.

Of the 41,033,333 (as at 31 December 2006 – 50,457,000) outstanding options, none of the options is exercisable (as at 31 December 2006 – 9,423,667 options). Options exercised in the first six months of 2007 resulted in 9,423,667 (six months ended 30 June 2006 – nil) shares being issued at HK$8.70 each. The related weighted average share price at the time of exercise was HK$15.80 per share. All the share options outstanding at the end of the period are expiring on 7 August 2015.

49	Hutchison Telecommunications International Limited	Interim Report 2006

Notes to the Condensed Consolidated Interim Accounts

20.	Reserves

	Share premium HK$ millions	Retained earnings/ (accumulated losses) HK$ millions	Cumulative translation adjustments HK$ millions	Fair value and other reserves HK$ millions	Investment revaluation reserves HK$ millions	Total HK$ millions
Balance as at 1 January 2006, as previously reported	21,187	(7,114)	(441)	117	1,233	14,982
Retrospective adjustment in respect of adoption of amendment to HKAS 21	–	(9)	9	–	–	–
Balance as at 1 January 2006, as restated	21,187	(7,123)	(432)	117	1,233	14,982
Profit attributable to equity holders of the Company	–	2	–	–	–	2
Employee share option scheme – value of services provided	–	–	–	58	–	58
Currency translation differences	–	–	(297)	–	–	(297)
Balance as at 30 June 2006	21,187	(7,121)	(729)	175	1,233	14,745
Balance as at 1 January 2007	21,341	(6,915)	(368)	177	1,233	15,468
Profit attributable to equity holders of the Company	–	70,088	–	–	–	70,088
Dividends paid	–	(32,234)	–	–	–	(32,234)
Employee share option scheme – value of services provided	–	–	–	36	–	36
Issuance of ordinary shares arising from exercise of employee share options	108	–	–	(29)	–	79
Actuarial gains of defined benefit plans	–	1	–	–	–	1
Relating to subsidiaries disposed of	–	–	(1,115)	–	–	(1,115)
Currency translation differences	–	–	733	(2)	–	731
Balance as at 30 June 2007	21,449	30,940	(750)	182	1,233	53,054

21.	Minority Interest

	Six months ended 30 June 2006 HK$ millions	Six months ended 30 June 2007 HK$ millions
Balance as at beginning of period	3,652	5,758
Minority interest in profit	642	755
Equity contribution from minority shareholders	1,368	–
Relating to exercise of share options of a subsidiary	41	82
Relating to additional interest in subsidiaries acquired	(52)	–
Relating to subsidiaries disposed of	–	(4,475)
Dividend paid to minority shareholders	(138)	(259)
Increase/(decrease) in loan from minority shareholders	(187)	129
Share of other reserves	9	9
Exchange translation difference	(31)	329
Balance as at end of period	5,304	2,328

50	Hutchison Telecommunications International Limited	Interim Report 2006

Notes to the Condensed Consolidated Interim Accounts

22.	Contingent Liabilities

As at 30 June 2007, the Group had contingent liabilities largely in respect of performance guarantees amounting to HK$104 million (as at 31 December 2006 - HK$319 million).

23.	Commitments

Outstanding group commitments not provided for in these interim accounts are as follows:

(a)	Capital Commitments

	Telecommunications, mobile network		Telecommunications, fixed network
	As at 31 December 2006 HK$ millions	As at 30 June 2007 HK$ millions	As at 31 December 2006 HK$ millions	As at 30 June 2007 HK$ millions
Contracted but not provided for	7,359	4,843	360	316
Authorised but not contracted for	10,500	1,874	268	139
	17,859	6,717	628	455

(b)	Operating Lease Commitments

The Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Buildings		Other assets
	As at 31 December 2006 HK$ millions	As at 30 June 2007 HK$ millions	As at 31 December 2006 HK$ millions	As at 30 June 2007 HK$ millions
Not later than 1 year	747	661	177	254
Later than 1 year and not later than 5 years	1,532	1,019	194	94
Later than 5 years	1,569	714	87	2
	3,848	2,394	458	350

(c)	Acquisition of Telecommunications Licence for Third Generation Mobile Service

There has been no material change to the Group’s commitments in respect of the acquisition of telecommunications licence for third generation mobile service since 31 December 2006.

(d)	Royalties Commitments

There has been no material change to the Group’s royalties commitments since 31 December 2006.

Interim Report 2007	Hutchison Telecommunications International Limited	51

Notes to the Condensed Consolidated Interim Accounts

24.	Substantial Shareholders

As at 31 December 2006, the Company is owned as to 49.7% (2005 – 49.8%) by HWL and 19.3% (2005 – 19.3%) by Orascom Telecom Holding S.A.E.. The remaining shares are widely held. As there was no shareholder, directly or indirectly, which has more than 50% of the voting control or otherwise has governing power over the Company, the Directors consider that the Company has no ultimate holding company.

In June 2007, HWL acquired an aggregate of 12 million of the Company’s shares in the open market through the SEHK for an aggregate consideration of approximately HK$124 million. As a result of these purchases, HWL’s ownership of the Company shares in issue increased to over 50.0% and the Directors regard HWL as being its ultimate holding company.

25.	Related Party Transactions

For the purposes of these interim accounts, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related party of the Group where those parties are individuals. Hutchison Group, which consists of HWL together with its direct and indirect subsidiaries are regarded related parties of the Group.

		Six months ended 30 June
		2006 HK$ millions	2007 HK$ millions
(i)	Key Management Personnel Remuneration:
	Director’s fees	2	2
	Basic salaries and allowance, benefits-in-kind	7	4
	Bonus	10	7
	Provident fund contributions	1	1
	Share-based payments	21	6
		41	20
(ii)	Transactions with Hutchison Group:
	Provision for fixed telecommunications and other services	(41)	(33)
	Provision for mobile telecommunications services income	(11)	(15)
	Rental expenses on lease arrangements	31	28
	Bill collection services fee expenses	6	6
	Roaming arrangement fee income	(2)	(4)
	Sharing of services arrangements	14	15
	Dealership services fee expenses	8	12
	Global Procurement services arrangements expenses	10	9
	Provision of data center services	(9)	(9)
	Purchase of handset and accessories	423	636
	Purchase of office supplies	2	3
	Advertising and promotion expenses	7	8
	Guarantee and other finance fees	48	41
	Interest income on non-current amount due from a related company	(3)	(3)

52	Hutchison Telecommunications International Limited	Interim Report 2007

Notes to the Condensed Consolidated Interim Accounts

25.	Related Party Transactions (continued)

		Note		As at 31 December 2006 HK$ millions	As at 30 June 2007 HK$ millions
(iii)	Balances with Hutchison Group:
	Receivables from related companies	(a	)	50	29
	Payables to related companies	(b	)	(99)	(155)
	Loan to a related company	(c	)	117	–

(a)	The receivables from related companies are unsecured, interest free and have no fixed terms of repayment.

(b)	The payables to related companies, arose during the ordinary course of business, are unsecured, interest free and have no fixed terms of repayment.

(c)

The balance as at 31 December 2006 represented a loan to Hutchison Call Centre Holdings Limited (“HCCHL”), a subsidiary of HWL, which is unsecured and bears interest at LIBOR plus 1% per annum. HCCHL holds a call option while the Group holds a put option exercisable between 3 to 5 years from March 2006, which if exercised, would entitle HCCHL to acquire the business owned by 3 Global Services Private Limited (“3GS”), a subsidiary of the Group, at an exercise price based on the aggregate of the consideration paid for the acquisition of Hutchison Tele-Services (India) Holdings Limited (“HTSI”) from HCCHL and investment cost plus interest accrued and after deduction of any distribution made by HTSI for the period from the date of acquisition to the date transfer of 3GS’ business. The loan is repayable upon the exercise of the said call/put options, or if the options were not exercised during the exercise period, the said loan together with the accrued interest income will be accounted for as the consideration for the acquisition of HTSI upon expiry of the options. HTSI and 3GS are subsidiaries of CGP and therefore were effectively acquired by Vodafone when Vodafone acquired CGP from the Company in May 2007.

26.	Subsequent Events

There is no event of material importance occurred subsequent to the balance sheet date and up to the date of these interim accounts.

27.	US Dollar Equivalents

The US dollar equivalents of the figures shown in the accounts are supplementary information and have been translated at the noon buying rate in New York for cable transfers as certified by the Federal Reserve Bank of New York in effect on 30 June 2007, which was HK$7.8184 to US$1.00. Such translation should not be construed as representations that the Hong Kong dollar amounts represent, or have been or could be converted into, US dollar at that or any other rate.

Information for Shareholders

Listings

The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited, and in the form of American Depositary Shares (ADSs) on New York Stock Exchange, Inc. Each ADS represents ownership of 15 ordinary shares of the Company. Additional information and specific enquiries concerning the Company’s ADSs should be directed to the Company’s ADS Depositary at the address given on this page.

Stock Code / Ticker

The Stock Exchange of Hong Kong Limited	2332
New York Stock Exchange, Inc.	HTX

Registered Office

Cricket Square, Hutchins Drive

PO Box 2681

Grand Cayman, KY1-1111

Cayman Islands

Telephone: +1 345 945 3901

Facsimile: +1 345 945 3902

Head Office and Principal Place of Business

22/F, Hutchison House

10 Harcourt Road

Hong Kong

Telephone: +852 2128 1188

Facsimile: +852 2128 1778

Principal Executive Offices in Hong Kong

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

Telephone: +852 2128 3222

Facsimile: +852 2827 1371

Principal Share Registrar and Transfer Office

Butterfield Fund Services (Cayman) Limited

Butterfield House

68 Fort Street

George Town, Grand Cayman

Cayman Islands

Mailing address: PO Box 705

Grand Cayman KY1-1107

Cayman Islands

Telephone: +1 345 949 7055

Facsimile: +1 345 949 7004

Hong Kong Branch Share Registrar and Transfer Office

Computershare Hong Kong Investor Services Limited

Rooms 1712-1716

17/F, Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

Telephone: +852 2862 8628

Facsimile: +852 2865 0990

ADS Depositary

Citibank Shareholder Services

PO Box 43077

Providence, Rhode Island 02940-3077

USA

Toll free for US only: 1 877 248 4237 CITI-ADR

From outside US: +1 816 843 4281

Facsimile: +1 201 324 3284

Email: citibank@shareholders-online.com

Investor Information

Corporate press releases, financial reports and other investor information on the Company are available online at the Company’s website.

Investor Relations Contact

Please direct enquiries to:

Email: htilir@htil.com.hk

Telephone: +852 2128 3145

Website

www.htil.com

Cautionary Statements

This interim report contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward- looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

Non-GAAP Measures

While non-GAAP (generally accepted accounting principles) measures such as EBITDA and LBITDA are often used by companies as an indicator of operating performance, they are not expressly permitted measures under GAAP in Hong Kong and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to operating income as an indicator of the operating performance of the Group or as an alternative to cash flows from operating activities as a measure of liquidity. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance. Additionally because the Group has historically reported certain non-GAAP results to investors, the Group considers the inclusion of non-GAAP measures provides consistency in our financial reporting.

Hutchison Telecommunications International Limited

20/F, Hutchison Telecom Tower, 99 Cheung Fai Road, Tsing Yi, Hong Kong

Telephone: +852 2128 3222

Fax: +852 2827 1371

www.htil.com